                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-104896

PROSPECTUS SUPPLEMENT TO PROSPECTUSES DATED AUGUST 20, 2003

9,500,000 SHARES

(TOM BROWN, INC. LOGO)
TOM BROWN, INC.

COMMON STOCK

We are offering 6,000,000 of the shares to be sold in this offering. The selling stockholder identified in this prospectus supplement is offering an additional 3,500,000 shares. We will not receive any proceeds from the sale of the shares being sold by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol "TBI." On September 10, 2003, the last reported sales price of our common stock on the NYSE was $25.79 per share.

--------------------------------------------------------------------------------------
                                                              PER SHARE      TOTAL
--------------------------------------------------------------------------------------
Public offering price                                          $25.75     $244,625,000
Underwriting discounts and commissions                         $ 1.03     $  9,785,000
Proceeds to Tom Brown, before expenses                         $24.72     $148,320,000
Proceeds to the selling stockholder, before expenses           $24.72     $ 86,520,000
--------------------------------------------------------------------------------------

The underwriters may also purchase from the selling stockholder up to an additional 1,425,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-13 OF THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR EITHER ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the shares of common stock on or about September 16, 2003.

                                    JPMORGAN
WACHOVIA SECURITIES                                          MERRILL LYNCH & CO.

A.G. EDWARDS & SONS, INC.
          FIRST ALBANY CORPORATION
                     GOLDMAN, SACHS & CO.
                                  HOWARD WEIL,
                   A DIVISION OF LEGG MASON WOOD WALKER, INC.
                                        PETRIE PARKMAN & CO.
                                              RAYMOND JAMES
                                                    RBC CAPITAL MARKETS
September 10, 2003

                               TABLE OF CONTENTS

                                        PAGE
        PROSPECTUS SUPPLEMENT
About this prospectus supplement......   S-3
Certain definitions and other
  information.........................   S-3
Prospectus supplement summary.........   S-4
Risk factors..........................  S-13
Special note regarding forward-
  looking statements..................  S-13
Selling stockholder...................  S-14
Use of proceeds.......................  S-15
Capitalization........................  S-16
Price range of common stock and
  dividend policy.....................  S-17
Unaudited pro forma financial data....  S-18
Selected historical consolidated
  financial and operating data........  S-27
Business..............................  S-29
Management............................  S-34
United States federal income tax
  considerations to non-United States
  holders.............................  S-36
Underwriting..........................  S-39
Legal matters.........................  S-43
Experts...............................  S-43
Glossary of common natural gas and oil
  terms...............................  S-44
          ISSUER PROSPECTUS
About This Prospectus.................     i
About Tom Brown.......................     1
About Tom Brown Resources.............     1
Use of Proceeds.......................     1

                                        PAGE
Ratios of Earnings to Fixed Charges
  and Earnings to Fixed Charges and
  Preferred Stock Dividends...........     2
Description of Debt Securities........     2
Description of Common Stock and
  Preferred Stock of Tom Brown........    13
Description of Depositary Shares of
  Tom Brown...........................    17
Description of Securities Warrants of
  Tom Brown...........................    19
Description of Stock Purchase
  Contracts and Stock Purchase Units
  of Tom Brown........................    20
Plan of Distribution..................    21
Legal Matters.........................    22
Experts...............................    22
Where You Can Find More Information...    22
    SELLING STOCKHOLDER PROSPECTUS
About This Prospectus.................     i
About Tom Brown.......................     1
Use of Proceeds.......................     1
Description of Common Stock and
  Preferred Stock.....................     1
Selling Stockholder...................     5
Plan of Distribution..................     6
Legal Matters.........................     8
Experts...............................     8
Where You Can Find More Information...     8

                        ABOUT THIS PROSPECTUS SUPPLEMENT

The first part of this document is the prospectus supplement, which describes our business and the specific terms of this offering. The remainder of this document consists of two base prospectuses: an issuer base prospectus and a selling stockholder base prospectus. Both base prospectuses, which we call the accompanying prospectuses, give more general information than the prospectus supplement, some of which may not apply to this offering.

If the information in this prospectus supplement is inconsistent with the information in either of the accompanying prospectuses, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement and the accompanying prospectuses carefully before you invest. These documents contain information you should consider when making your investment decision. In addition, we incorporate important business and financial information in this prospectus supplement and the accompanying prospectuses by reference to other documents. You should read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" in the accompanying prospectuses.

                   CERTAIN DEFINITIONS AND OTHER INFORMATION

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus supplement to "Tom Brown," "we," "us" or "our" are to Tom Brown, Inc. and its subsidiaries, and the term "common stock" refers to Tom Brown's common stock, $0.10 par value per share, and the associated rights to purchase shares of preferred stock that trade with the common stock. Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters' over-allotment option has not been exercised.

On June 27, 2003, we acquired Matador Petroleum Corporation. Unless otherwise indicated, the operating results and reserve information presented in this prospectus supplement are those of Tom Brown and have not been adjusted to reflect the pro forma effect of the Matador acquisition. References in this prospectus supplement to pro forma results and pro forma reserve information assume that we had acquired Matador as of January 1, 2002.

We have provided definitions for some of the natural gas and oil industry terms used in this prospectus supplement under "Glossary of common natural gas and oil terms" beginning on page S-44.

                         PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights information contained elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire document, including the information in this prospectus supplement under the headings "Risk factors" and "Special note regarding forward-looking statements," and the other documents to which we refer you before making an investment decision.

                                TOM BROWN, INC.

We are engaged primarily in the exploration for, and the acquisition, development, production, marketing and sale of, natural gas, natural gas liquids and crude oil in North America. Our activities are conducted principally in the Rocky Mountain region of the United States and Canada and the East Texas and Permian basins. We also, to a lesser extent, conduct exploration and development activities in other areas of the continental United States and Canada.

At December 31, 2002, our estimated proved reserves totaled 750 Bcfe, of which 76% were proved developed, and were comprised of approximately 674 Bcf of natural gas, 6 Mmbbls of crude oil and 7 Mmbbls of natural gas liquids. Our estimated proved reserves, on an equivalent basis, were 90% natural gas, and 85% of our total estimated proved reserves were located in the Rocky Mountain region of the United States and Canada. In 2002, we achieved average net production of 234 Mmcfe per day, which implies a reserve life of approximately nine years. Our production increased 12% from 2001 to 2002, with 10% lower operating costs on a per unit basis. For the past three years, we achieved compound annual growth in production and estimated proved reserves of 20% and 13%, respectively. Over the same period, we added estimated proved reserves from all sources that were equal to 215% of our production. Our weighted average finding and development costs for the past three years were $1.29 per Mcfe.

We focus our operations in areas where we have developed significant geological and operational expertise and established critical mass through the strategic accumulation of large, contiguous acreage positions. Our 2002 year-end acreage of 2,132,000 net acres, 87% of which were undeveloped, positions us for continued growth through the drillbit and provides us with a portfolio containing high potential exploration prospects complemented by lower risk development opportunities. We seek to operate the majority of our properties in order to control the timing of capital expenditures and production.

As of December 31, 2002, pro forma for our acquisition of Matador Petroleum Corporation described below, our estimated proved reserves totaled 1.02 Tcfe, of which approximately 89% were natural gas and 73% were proved developed. Fifty-five percent of these pro forma reserves were located in the U.S. Rocky Mountain region, 8% in the Canadian Rocky Mountain region, 19% in the East Texas Basin and 18% in the Permian Basin and other areas. Pro forma 2002 net production averaged 286 Mmcfe per day.

                              MATADOR ACQUISITION

On June 27, 2003, we acquired Matador Petroleum Corporation for $388 million, which included $267 million of cash and $121 million of assumed debt at closing. We funded the acquisition of Matador with borrowings under our credit facilities. We estimated Matador's proved reserves, as of December 31, 2002, to be 269 Bcfe, of which 85% were natural gas and 64% were proved developed. The acquisition increased our estimated equivalent proved reserves by approximately 36% and added 165,500 net acres to our leasehold position.

For 2002, Matador's net production averaged 52 Mmcfe per day. We hedged the majority of Matador's expected natural gas production from proved developed producing reserves through 2004 by entering into a series of costless collar contracts. These contracts have a weighted average floor price of $4.53 per Mmbtu and a weighted average ceiling price of $8.63 per Mmbtu.

The average net production for 2002 and the estimated proved reserves and acreage position of Matador are summarized in the table below.

                          SUMMARY MATADOR INFORMATION

--------------------------------------------------------------------------------------------
                                                       AS OF DECEMBER 31, 2002
                                         ---------------------------------------------------
                           AVERAGE       ESTIMATED
                        2002 NET DAILY    PROVED           %            NET          NET
                          PRODUCTION     RESERVES       NATURAL      DEVELOPED   UNDEVELOPED
AREA                       (MMCFE)        (BCFE)*         GAS          ACRES        ACRES
--------------------------------------------------------------------------------------------
East Texas Basin.....               28         162              95      27,800        33,500
Permian Basin........               21          82              66      25,500        69,700
Gulf Coast/other.....                3          25              89       4,300         4,700
                        --------------------------------------------------------------------
          Total......               52         269              85      57,600       107,900
--------------------------------------------------------------------------------------------

* The reserve estimates for Matador were prepared by our petroleum engineering staff, which calculated 269 Bcfe of estimated proved reserves; this calculation was slightly lower than the 282 Bcfe of estimated proved reserves calculated by Matador's independent petroleum consultants.
--------------------------------------------------------------------------------

The Matador acquisition is consistent with our strategy to pursue acquisitions that complement our core areas of activity. We expect that our operational and technical expertise, combined with our financial capability, will allow us to fully exploit Matador's significant prospect inventory. The acquisition of Matador provides many strategic benefits to us, including:

- ATTRACTIVE RESERVE CHARACTERISTICS CONSISTENT WITH OUR CURRENT PROFILE.

The acquisition of Matador increased our estimated proved reserves by approximately 36%, to a pro forma total of approximately 1.02 Tcfe at December 31, 2002, while allowing us to maintain a natural gas weighting of approximately 89% of total reserves and increase our reserve life to approximately 10 years. In addition, Matador's historical operating performance is characterized by low operating costs.

- COMPLEMENTARY GEOGRAPHIC FIT WITH OUR CORE OPERATIONS.

By acquiring Matador, we have increased our concentration of assets within two of our core areas -- the East Texas Basin and the Permian Basin. These two regions represented 60% and 30%, respectively, of Matador's estimated equivalent proved reserves at December 31, 2002.

The acquisition increased our estimated proved reserve base in these areas from 104 Bcfe to 348 Bcfe.

As of December 31, 2002, prior to the acquisition of Matador, of our 750 Bcfe of estimated proved reserves, 74% were located in the U.S. Rockies, 11% were located in the Canadian Rockies and 15% were located principally in Texas. Through the Matador acquisition, we have increased our reserve base in the East Texas Basin to 19% of our total estimated equivalent proved reserves and increased our reserve base in the Permian Basin and other regions to 18%, while maintaining our position in the Rocky Mountain region.

- INCREASED EXPOSURE TO STRONGER NATURAL GAS PRICE REALIZATIONS.

Natural gas produced in Texas generally sells for a higher realized price than natural gas produced in the Rockies due to relatively higher Rocky Mountain differentials. With an increased concentration of reserves in Texas as a result of the Matador acquisition, we expect to improve our overall natural gas price realization and reduce our price volatility compared to the New York Mercantile Exchange (NYMEX). In 2002, Matador's realized natural gas price was $2.90 per Mcf, as compared to our 2002 realized natural gas price of $2.19 per Mcf.

- SIGNIFICANT UPSIDE OPPORTUNITIES.

We expect to leverage our operational and technical expertise to fully exploit Matador's undeveloped reserve and acreage position. We have identified 200 development and 550 exploratory drilling locations on Matador's 165,500 net acres. Our current 2003 capital budget for exploration and development spending is estimated to be between $245 million and $255 million, of which approximately 25% has been allocated to the Matador properties.

                               BUSINESS STRATEGY

Our business strategy is to increase stockholder value through the discovery, acquisition and development of long-lived natural gas and oil reserves in areas where we have industry knowledge and operational expertise. Our principal investments have been in the natural gas prone basins of North America, which we believe will continue to add long-lived natural gas and oil reserves at attractive prices. The accumulation of a substantial inventory of exploration and development opportunities, enhanced further by the Matador acquisition, positions us to pursue the following strategic objectives:

- FOCUS ON NORTH AMERICAN BASINS WITH CONCENTRATIONS IN THE ROCKY MOUNTAINS AND TEXAS.

With approximately 55% of pro forma estimated equivalent proved reserves in the U.S. Rockies, 8% in the Canadian Rockies, 19% in the East Texas Basin and 18% in the Permian Basin and other regions, we are focusing our operations in select natural gas basins characterized by multiple pay sands and significant reserve potential in place. This strategy has enabled us to develop specialized geologic expertise and achieve economies of scale, resulting in competitive finding, development and production costs.

- CAPITALIZE ON EXTENSIVE LAND POSITION.

Our pro forma lease acreage position, of which 85% is undeveloped, provides us with substantial opportunities for future exploration and development activities. Approximately 77% of our pro forma net acreage position is located in the Rocky Mountain region of the United States and Canada, making us one of the largest holders of lease acreage in this region. In the Rockies, we hold, or have options on, 1,777,000 net acres located primarily in the Wind River and Green River basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado and the Western Canadian Sedimentary Basin. We have 184,500 net acres in the East Texas Basin and 336,000 net acres in the Permian Basin and other regions, both on a pro forma basis.

- GROW THROUGH EXPLORATION AND DEVELOPMENT DRILLING.

Our growth strategy is founded primarily on creating value through exploration and development drilling, while selectively pursuing acquisitions. Before giving effect to the Matador acquisition, approximately 75% of our estimated equivalent proved reserve additions for the last three years have been a result of exploration and development drilling, with approximately 25% from acquisitions. Our operational and technical personnel have extensive experience in their respective regions, which has contributed to efficient and productive drilling activity. Over the past three years, we have added estimated proved reserves from all sources that were equal to 215% of our production, at a weighted average finding and development cost of $1.29 per Mcfe. We maintain a portfolio containing high potential exploration prospects complemented by lower risk development projects.

- PURSUE OPPORTUNISTIC ACQUISITIONS.

We will continue to selectively pursue acquisitions of natural gas and oil properties and leasehold acreage that complement operations in our core areas of activity. Past acquisitions have played an important part of our growth in reserves and inventory of drilling opportunities.

                                  THE OFFERING

COMMON STOCK OFFERED BY US...................  6,000,000 shares
COMMON STOCK OFFERED BY THE
  SELLING STOCKHOLDER........................  3,500,000 shares
OVER-ALLOTMENT OPTION........................  Up to 1,425,000 shares, to be purchased from the selling stockholder
COMMON STOCK OUTSTANDING AFTER
  THE OFFERING...............................  45,579,047 shares
USE OF PROCEEDS..............................  We estimate that our net proceeds from this offering will be approximately $147.9 million after deducting
                                               underwriting discounts and commissions and estimated
                                               offering expenses payable by us. We intend to use all
                                               of these net proceeds, together with cash on hand, to
                                               repay in full the outstanding indebtedness under our
                                               senior subordinated credit facility, which
                                               indebtedness was incurred in connection with the
                                               Matador acquisition. See "Use of proceeds."
PROCEEDS TO THE SELLING STOCKHOLDER..........  The net proceeds from the sale by the selling stockholder of common stock in the offering are
                                               estimated to be approximately $86.5 million. We will
                                               not receive any of these proceeds.
RISK FACTORS.................................  Please see the section entitled "Risk factors" on page S-13 of this prospectus supplement for a
                                               discussion of some of the factors you should
                                               carefully consider before deciding to invest in
                                               shares of our common stock.
NYSE SYMBOL..................................  TBI

The number of shares outstanding after the offering excludes 6,678,785 shares reserved for issuance under our stock option plans, as of September 2, 2003, of which options to purchase 5,018,038 shares at a weighted average option price of $22.13 have been issued.

                       SENIOR SUBORDINATED NOTES OFFERING

We and one of our wholly owned subsidiaries, Tom Brown Resources Funding Corp., intend to issue $225 million in aggregate principal amount of senior subordinated notes after this offering of common stock. The sale of the common stock offered hereby is not contingent upon the sale of the senior subordinated notes. We expect to use the net proceeds from the notes offering to repay outstanding indebtedness under our senior global credit facility, including indebtedness incurred in connection with the Matador acquisition. We can give you no assurance that the notes closing will occur or that $225 million aggregate principal amount of notes will be issued.

                 SUMMARY UNAUDITED FINANCIAL AND OPERATING DATA

You should read the following information together with "Selected historical consolidated financial and operating data" and the historical and pro forma financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectuses.

The summary unaudited pro forma statements of operations and operating data for the year ended December 31, 2002 and for the six months ended June 30, 2003 show the pro forma effect of the Matador acquisition, assuming the acquisition occurred on January 1, 2002.

The unaudited adjusted balance sheet data at June 30, 2003 reflects the receipt and application of our estimated net proceeds from the sale of common stock in this offering as described under "Use of proceeds."

The unaudited pro forma summary financial data has been prepared to provide an analysis of the financial effects of the Matador acquisition and, in the case of the unaudited adjusted balance sheet data, the effects of this offering. The pro forma information does not purport to represent what the financial position and results of operations of the combined company would have actually been had the acquisition in fact occurred on January 1, 2002, nor is it necessarily indicative of future results of operations.

---------------------------------------------------------------------------------------
                                                                  YEAR       SIX MONTHS
                                                                 ENDED         ENDED
                                                              DECEMBER 31,    JUNE 30,
                                                                  2002          2003
---------------------------------------------------------------------------------------
(in thousands, except per share amounts)
PRO FORMA STATEMENT OF OPERATIONS DATA:
  Revenues:
    Gas, oil and natural gas liquids sales..................    $254,212      $217,735
    Gathering and processing................................      20,467        10,868
    Marketing and trading, net..............................       5,276         1,058
    Drilling................................................      14,347         6,955
    Interest income and other...............................       1,547         2,598
                                                              -------------------------
       Total revenues.......................................     295,849       239,214
                                                              -------------------------
  Costs and expenses:
    Gas and oil production..................................      40,737        22,588
    Taxes on gas and oil production.........................      21,561        17,675
    Gathering and processing costs..........................       6,918         4,071
    Drilling operations.....................................      13,763         6,031
    Exploration costs.......................................      26,317        11,523
    Impairments of leasehold costs..........................       6,152         3,257
    General and administrative..............................      27,338        19,639
    Depreciation, depletion and amortization................     119,915        59,453
    Bad debts...............................................       5,222           252
    Interest expense and other..............................      29,916        18,544
                                                              -------------------------
       Total costs and expenses.............................     297,839       163,033
                                                              -------------------------
  Income (loss) before income taxes and cumulative effect of
    change in accounting principles.........................      (1,990)       76,181
  Income tax (provision) benefit............................       1,912       (26,240)
                                                              -------------------------
  Income (loss) before cumulative effect of change in
    accounting principles...................................    $    (78)     $ 49,941
                                                              -------------------------
  Weighted average diluted number of common shares
    outstanding.............................................      40,327        40,442
                                                              -------------------------
  Earnings (loss) per common share--diluted:
    Income (loss) before cumulative effect of change in
      accounting principles.................................    $   *         $   1.23
                                                              -------------------------

---------------
* Less than $0.01 per share.

---------------------------------------------------------------------------------------
                                                                  YEAR       SIX MONTHS
                                                                 ENDED         ENDED
                                                              DECEMBER 31,    JUNE 30,
                                                                  2002          2003
---------------------------------------------------------------------------------------
PRO FORMA OPERATING DATA:
   Production:
      Natural gas (Mmcf)....................................      87,297         43,180
      Crude oil (Mbbls).....................................       1,491            691
      Natural gas liquids (Mbbls)...........................       1,382            747
      Total production (Mmcfe)..............................     104,535         51,809
   Average sales prices:
      Natural gas (per Mcf):
         Price received.....................................       $2.31          $4.68
         Effect of hedges...................................          --          (0.44)
                                                              -------------------------
         Net sales price....................................        2.31           4.24
      Crude oil (per Bbl)...................................       23.99          30.25
      Natural gas liquids (per Bbl).........................       12.05          18.31
      Total (per Mcfe)......................................        2.43           4.20
   Expenses per Mcfe:
      Lease operating.......................................        0.39           0.44
      Taxes on gas and oil production.......................        0.21           0.34
      General and administrative............................        0.26           0.38
      Depreciation, depletion and amortization..............        1.15           1.15

------------------------------------------------------------------------------
                                                              AT JUNE 30, 2003
------------------------------------------------------------------------------
(in thousands)
ADJUSTED BALANCE SHEET DATA:
   Cash and cash equivalents................................     $   17,028
   Net property and equipment...............................      1,238,152
   Total assets.............................................      1,465,770
   Long-term debt, net of current maturities................        388,652
   Total stockholders' equity...............................        752,187

                      SUMMARY RESERVE AND PRODUCTION DATA

The following tables set forth summary data with respect to estimated proved reserves and pro forma estimated proved reserves as of December 31, 2002. Estimates of our natural gas, oil and natural gas liquids reserves were prepared by our petroleum engineering staff and reviewed by Ryder Scott Company, L.P., independent petroleum consultants. Guidelines established by the Securities and Exchange Commission regarding the present value of future net revenues were utilized to prepare these reserve estimates. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by geological engineers. In addition, the results of drilling, testing and production activities may require revisions of estimates that were made previously. Accordingly, estimates of reserves and their value are inherently imprecise and are subject to constant revision and change, and they should not be construed as representing the actual quantities of future production or cash flows to be realized from natural gas and oil properties or the fair market value of such properties.

                                    DECEMBER 31, 2002
------------------------------------------------------------------------------------------
                                                ESTIMATED PROVED RESERVES BY COMMODITY
                                            ----------------------------------------------
                                            NATURAL                NATURAL GAS
                                              GAS        OIL         LIQUIDS       TOTAL
                                             (BCF)     (MMBBLS)     (MMBBLS)       (BCFE)
------------------------------------------------------------------------------------------
Tom Brown...............................        674           6              7         750
Matador*................................        230           7             --         269
                                            ----------------------------------------------
     Pro forma combined.................        904          13              7       1,019
                                            ----------------------------------------------

------------------------------------------------------------------------------------------------
                                                      ESTIMATED PROVED RESERVES BY REGION (BCFE)
                                                      ------------------------------------------
                                                                                      PRO FORMA
REGION                                                 TOM BROWN       MATADOR*       COMBINED
------------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin................................           187             --            187
  Green River Basin...............................           112             --            112
  Paradox Basin...................................           115             --            115
  Piceance Basin..................................           141             --            141
                                                      ------------------------------------------
     Total U.S. Rockies...........................           555             --            555
                                                      ------------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary Basin..............            82             --             82
SOUTHERN REGION:
  East Texas Basin................................            36            162            198
  Permian Basin...................................            68             82            150
  Gulf Coast/other................................             9             25             34
                                                      ------------------------------------------
     Total Southern Region........................           113            269            382
                                                      ------------------------------------------
       Total......................................           750            269          1,019
------------------------------------------------------------------------------------------------

* The reserve estimates for Matador were prepared by our petroleum engineering staff, which calculated 269 Bcfe of estimated proved reserves; this calculation was slightly lower than the 282 Bcfe of estimated proved reserves calculated by Matador's independent petroleum consultants.

The following table sets forth summary data with respect to average daily net production of natural gas, oil and natural gas liquids by region for the year ended December 31, 2002 and pro forma reserve life at December 31, 2002.

-----------------------------------------------------------------------------------------------------
                                                 PRODUCTION BY REGION (MMCFE PER DAY)     PRO FORMA
                                                 ------------------------------------      RESERVE
                                                                           PRO FORMA         LIFE
REGION                                           TOM BROWN     MATADOR      COMBINED       (YEARS)
-----------------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin...........................           60           --           60              8.5
  Green River Basin..........................           21           --           21             14.6
  Paradox Basin..............................           45           --           45              7.0
  Piceance Basin.............................           33           --           33             11.7
  Other......................................            2           --            2               --
                                                 -------------------------------------------
     Total U.S. Rockies......................          161           --          161              9.4
                                                 -------------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary Basin.........           24           --           24              9.4
                                                 -------------------------------------------
SOUTHERN REGION:
  East Texas Basin...........................           20           28           48             11.3
  Permian Basin..............................           20           21           41             10.0
  Gulf Coast/other...........................            9            3           12              7.8
                                                 -------------------------------------------
     Total Southern Region...................           49           52          101             10.4
                                                 -------------------------------------------
       Total.................................          234           52          286              9.8
-----------------------------------------------------------------------------------------------------

                                  RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Tom Brown. Your shares will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss to you. You should consider carefully the information contained in this prospectus supplement, the accompanying prospectuses and the documents we have incorporated by reference. In particular, you should consider carefully the factors discussed under the heading "Business--Risk Factors" set forth in our Annual Report on Form 10-K/A for the year ended December 31, 2002 before deciding to invest in our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus supplement and the accompanying prospectuses includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical or present facts, that address activities, events, outcomes and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, using currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in this prospectus supplement, the accompanying prospectuses and the documents incorporated by reference herein, including those set forth under the caption "Business--Risk Factors" in our Annual Report on Form 10-K/A for the year ended December 31, 2002.

Should one or more of the risks or uncertainties described in this prospectus supplement, the accompanying prospectuses or our Annual Report on Form 10-K/A occur, or should any of the underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety, except as required by law, and therefore disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                              SELLING STOCKHOLDER

The following table sets forth certain information, as of September 2, 2003, with respect to the beneficial ownership of our common stock by Chicago Carbon Company, the selling stockholder in this offering and an indirect, wholly owned subsidiary of Union Oil Company of California. Beneficial ownership is calculated based on 39,579,047 shares of our common stock outstanding as of September 2, 2003.

--------------------------------------------------------------------------------------------------
                                                       SHARES OWNED BEFORE      SHARES OWNED AFTER
                                                                  OFFERING                OFFERING
                                    SHARES OFFERED    --------------------    --------------------
NAME OF SELLING STOCKHOLDER                 HEREBY       NUMBER    PERCENT       NUMBER    PERCENT
--------------------------------------------------------------------------------------------------
Chicago Carbon..................      3,500,000       5,800,000     14.65%    2,300,000     5.05%

This table assumes that the underwriters' over-allotment option has not been exercised. If the underwriters' over-allotment option is exercised in full, the selling stockholder will sell an additional 1,425,000 shares to the underwriters and will then own 875,000 shares, which would be equal to 1.92% of our common stock after giving effect to this offering.

                                USE OF PROCEEDS

Our net proceeds from the sale of the 6,000,000 shares of common stock we are offering hereunder will be approximately $147.9 million. Our calculation of net proceeds is based on the public offering price of $25.75 per share and includes the deduction of underwriting discounts and commissions and estimated offering expenses of $400,000 to be paid by us. We will receive no proceeds from the sale of our common stock by the selling stockholder.

We intend to use all of our net proceeds from this offering, together with cash on hand, to repay in full the outstanding indebtedness under our senior subordinated credit facility, which indebtedness was incurred in connection with the Matador acquisition. At September 10, 2003, we had $155 million principal amount of borrowings outstanding under our senior subordinated credit facility, bearing interest at 8.5%. The senior subordinated credit facility has a final maturity date of June 27, 2010.

Assuming that we also complete the senior subordinated notes offering and $225 million aggregate principal amount of notes are issued, we will apply the estimated net proceeds of $220 million from that offering to reduce borrowings under our senior global credit facility. After completion of the senior subordinated notes offering, our global borrowing base will be reduced to $358 million. In addition, total availability under the senior global credit facility will be reduced to $315 million, with $169 million anticipated to be outstanding thereunder after application of the net proceeds of that offering. The sale of the common stock offered hereby is not contingent upon the sale of the senior subordinated notes.

                                 CAPITALIZATION

The following table shows:

 -- our actual capitalization as of June 30, 2003, which includes the effects of our Matador acquisition; and

 -- our capitalization as of June 30, 2003 as adjusted to give effect to the completion of this offering of common stock at the public offering price of $25.75 per share, and the use of our net proceeds, together with cash on hand, to repay indebtedness under our senior subordinated credit facility as described under "Use of proceeds."

-----------------------------------------------------------------------------------------
                                                                            JUNE 30, 2003
                                                                -------------------------
                                                                    ACTUAL    AS ADJUSTED
-----------------------------------------------------------------------------------------
(in thousands, except share amounts)
Cash and cash equivalents...................................    $   24,108    $   17,028
                                                                -------------------------
Long-term debt:
   Senior global credit facility............................    $  388,652    $  388,652
   Senior subordinated credit facility......................       155,000            --
                                                                -------------------------
      Total debt............................................       543,652       388,652
                                                                -------------------------
Stockholders' equity:
   Common stock, $0.10 par value; 55,000,000 shares
      authorized; 39,537,759 shares issued and outstanding,
      actual as of June 30, 2003; 45,537,759 shares issued
      and outstanding, as adjusted..........................         3,954         4,554
   Additional paid-in capital...............................       542,944       690,264
   Retained earnings........................................        59,574        57,369(a)
                                                                -------------------------
      Total stockholders' equity............................       606,472       752,187
                                                                -------------------------
      Total capitalization..................................    $1,150,124    $1,140,839
                                                                -------------------------
-----------------------------------------------------------------------------------------
(a) Includes the impact of expensing the deferred loan fees on the debt repaid, net of the tax effect.
-----------------------------------------------------------------------------------------

This table does not reflect the 6,678,785 shares of common stock reserved for issuance under our stock option plans as of September 2, 2003.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been listed on the New York Stock Exchange under the symbol "TBI" since May 16, 2002. Previously, it was included for quotation in the Nasdaq National Market under the symbol "TMBR." The following table sets forth the high and low sales prices per share of common stock for the periods indicated.

--------------------------------------------------------------------------------
                                                                  HIGH       LOW
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001
  First quarter.............................................    $35.75    $28.75
  Second quarter............................................     33.29     22.38
  Third quarter.............................................     27.50     19.79
  Fourth quarter............................................     27.85     19.65
YEAR ENDED DECEMBER 31, 2002
  First quarter.............................................    $27.89    $23.30
  Second quarter............................................     29.80     26.00
  Third quarter.............................................     28.50     20.70
  Fourth quarter............................................     26.81     21.80
YEAR ENDED DECEMBER 31, 2003
  First quarter.............................................    $26.40    $22.65
  Second quarter............................................     29.28     23.40
  Third quarter (through September 10, 2003)................     28.20     24.40

On September 10, 2003, the last reported sale price for our common stock, as reported by the NYSE, was $25.79 per share. As of September 2, 2003, there were approximately 1,727 holders of record of our common stock.

We have never declared or paid and do not anticipate declaring or paying any dividends on our common stock in the near future. Rather, we anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as our board deems relevant.

                       UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed combined financial data shows the pro forma effect of the Matador acquisition. The unaudited pro forma condensed combined financial data includes pro forma statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2003, which assume the acquisition occurred on January 1, 2002.

The unaudited pro forma condensed combined financial data has been prepared to provide an analysis of the financial effects of the Matador acquisition. The pro forma information does not purport to represent what the results of operations of the combined company would have actually been had the acquisition in fact occurred on January 1, 2002, nor is it necessarily indicative of future results of operations.

TOM BROWN, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

-----------------------------------------------------------------------------------------------------
                                                    TOM                     PRO FORMA       PRO FORMA
                                                   BROWN       MATADOR     ADJUSTMENTS      COMBINED
                                                 HISTORICAL   HISTORICAL    (NOTE 3)         COMPANY
-----------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES:
                                                               $59,936                      $254,212
  Gas and oil sales............................   $194,276                 $        --
                                                                    --                        20,467
  Gathering and processing.....................     20,467                          --
                                                                    --                         5,276
  Marketing and trading, net...................      5,276                          --
                                                                    --                        14,347
  Drilling.....................................     14,347                          --
                                                                    --                         4,114
  Gain on sale of property.....................      4,114                          --
                                                                    --                        (2,061)
  Cash paid on derivatives.....................     (2,061)                         --
                                                                    --                          (345)
  Change in derivative fair value..............       (345)                         --
                                                                    --                          (600)
  Loss on marketable security..................       (600)                         --
                                                                   268                           439
  Interest income and other....................        171                          --
                                                 ----------------------------------------------------
                                                                60,204                       295,849
     Total revenues............................    235,645                          --
COSTS AND EXPENSES:
                                                                 8,586                        40,737
  Gas and oil production.......................     32,151                          --
                                                                 4,940                        21,561
  Taxes on gas and oil production..............     16,621                          --
                                                                    --                         6,918
  Gathering and processing costs...............      6,918                          --
                                                                    --                        13,763
  Cost of drilling operations..................     13,763                          --
                                                                    --                        26,317
  Exploration costs............................     22,824                       3,493(c)
                                                                    --                         6,152
  Impairments of leasehold costs...............      5,564                         588(e)
                                                                 6,550                        27,338
  General and administrative...................     18,413                       2,375(c)
                                                                20,766                       116,739
  Depreciation, depletion and amortization.....     91,307                       4,666(d)
                                                                    --                         5,222
  Bad debt.....................................      5,222                          --
                                                                    --                         3,176
  Amortization of non-compete agreements.......         --                       3,176(f)
                                                                 3,202                        29,916
  Interest expense and other...................      9,726                      16,988(b)
                                                 ----------------------------------------------------
                                                                44,044                       297,839
     Total costs and expenses..................    222,509                      31,286
Income (loss) before income taxes and
  cumulative effect of change in accounting                     16,160                        (1,990)
  principle....................................     13,136                     (31,286)
                                                                (5,828)                        1,912
Income tax (provision) benefit.................     (3,210)                     10,950(a)
                                                 ----------------------------------------------------
Income (loss) before cumulative effect of                      $10,332                      $    (78)
  change in accounting principle...............   $  9,926                 $   (20,336)
                                                 ----------------------------------------------------
Weighted average number of common shares                            --                        40,327
  outstanding..................................     40,327                          --
                                                 ----------------------------------------------------
Income (loss) before cumulative effect of
  change in accounting principle--per common                                                $      *
  share........................................   $   0.25
                                                 ----------------------------------------------------

---------------

* Less than $0.01 per share.

See notes to unaudited pro forma condensed combined financial information.

TOM BROWN, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2003

------------------------------------------------------------------------------------------------------
                                                                             PRO FORMA       PRO FORMA
                                                TOM BROWN       MATADOR     ADJUSTMENTS      COMBINED
                                               HISTORICAL      HISTORICAL    (NOTE 3)         COMPANY
------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES:
  Gas and oil sales........................  $       158,960    $58,775     $        --      $217,735
  Gathering and processing.................           10,868         --              --        10,868
  Marketing and trading, net...............            1,058         --              --         1,058
  Drilling.................................            6,955                                    6,955
  Other....................................            2,540         58              --         2,598
                                             ---------------------------------------------------------
     Total revenues........................          180,381     58,833              --       239,214
                                             ---------------------------------------------------------
COSTS AND EXPENSES:
  Gas and oil production...................           16,690      5,898              --        22,588
  Taxes on gas and oil production..........           13,623      4,052              --        17,675
  Gathering and processing costs...........            4,071         --              --         4,071
  Cost of drilling operations..............            6,031         --              --         6,031
  Exploration costs........................           10,679         --             844(c)     11,523
  Impairments of leasehold costs...........            2,963         --             294(e)      3,257
  General and administrative...............           10,650      7,703           1,286(c)     19,639
  Depreciation, depletion and
     amortization..........................           44,570     12,444           2,439(d)     59,453
  Accretion................................              588        196              --           784
  Bad debt.................................              252         --              --           252
  Amortization of non-compete agreements...               --         --           1,076(f)      1,076
  Interest expense and other...............            5,818      2,373           8,493(b)     16,684
                                             ---------------------------------------------------------
     Total costs and expenses..............          115,935     32,666          14,432       163,033
                                             ---------------------------------------------------------
Income before income taxes and cumulative
  effect of change in accounting
  principle................................           64,446     26,167         (14,432)       76,181
Income tax provision.......................          (22,293)    (8,998)          5,051(a)    (26,240)
                                             ---------------------------------------------------------
Income (loss) before cumulative effect of
  change in accounting principle...........          $42,153    $17,169         $(9,381)      $49,941
                                             ---------------------------------------------------------
Weighted average number of common shares
  outstanding..............................           40,487                                   40,487
                                             ---------------                                 --------
Net income before cumulative effect of
  change in accounting principle--per
  common share.............................  $          1.04                                 $   1.23
                                             ---------------                                 --------

See notes to unaudited pro forma condensed combined financial information.

TOM BROWN, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1) BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined statements of operations present the pro forma effect of the Matador acquisition as though the acquisition occurred on January 1, 2002.

(2) METHOD OF ACCOUNTING FOR THE ACQUISITION

We accounted for the acquisition using the purchase method of accounting for business combinations. Under this method of accounting, we were deemed to be the acquirer for accounting purposes. Matador's assets and liabilities were revalued under the purchase method of accounting and recorded at their estimated fair values in conjunction with the merger.

(3) PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION

The unaudited pro forma condensed combined statements of operations include the following adjustments:

(a) The income tax provision was adjusted for the tax effect of the pro forma adjustments.

(b) Interest expense increased as a result of our borrowing approximately $280 million in conjunction with the acquisition. Of this amount, $155 million was advanced from a new senior subordinated credit facility and the balance of the funding was provided under a new senior global credit facility. Bank fees of $7.1 million were incurred to obtain these new loan facilities. Pro forma interest expense has been adjusted to include amortization of the loan fees attributable to the amounts borrowed to complete the acquisition.

(c) Adjustments were required to expense certain items under the successful efforts method of accounting we utilize that were previously capitalized by Matador under the full cost method of accounting. These costs were principally associated with exploratory dry holes, delay rentals and seismic costs. Matador also previously capitalized as development cost a portion of its internal costs associated with geological and geophysical staff that are expensed under the successful efforts accounting.

(d) The increase in the cost basis assigned to Matador's natural gas and oil properties resulted in an increase in depreciation, depletion and amortization expense.

(e) A provision was recognized for leasehold abandonments and expirations based upon the undeveloped leasehold position of Matador. These amounts had previously been capitalized under the full cost method of accounting.

(f) Three officers of Matador entered into non-compete agreements with us in conjunction with the transaction. One agreement covers a 21-month period in exchange for $3.8 million, a portion of which was paid at closing and a portion of which is payable over the term of the agreement. The other two agreements are for terms of three months in exchange for $0.5 million each, the entire amounts of which were paid at closing. A pro forma adjustment has been recorded to reflect the expense associated with these agreements over their terms, assuming the agreements were entered into on January 1, 2002.

(4) APPLICATION OF RECENTLY ISSUED ACCOUNTING STANDARDS ON INTANGIBLE ASSETS

We have been made aware of an issue that has arisen in the industry regarding the application of certain provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," to companies in the extractive industries, including oil and gas exploration and production companies. The issue is whether the provisions of SFAS No. 141 and SFAS No. 142 require companies to classify costs associated with mineral rights, including both proved and unproved lease acquisition costs, as intangible assets on the balance sheet, apart from other capitalized oil and gas property costs.

Historically, we and Matador have included oil and gas lease acquisition costs as a component of oil and gas properties. Also under consideration is whether SFAS No. 142 requires companies to provide additional disclosures prescribed by SFAS No. 142 for intangible assets for costs associated with mineral rights. In the event it is determined that costs associated with mineral rights are required to be classified as intangible assets, a substantial portion of our capitalized oil and gas property costs and a substantial portion of the acquisition costs attributable to the Matador properties acquired would be separately classified on our balance sheet as intangible assets.

The reclassification of these amounts would not affect the method in which such costs are amortized or the manner in which we assess impairment of capitalized costs. As a result, net income would not be affected by the reclassification if it were to occur.

(5) SUPPLEMENTAL PRO FORMA INFORMATION REGARDING OIL AND GAS OPERATIONS

The following pro forma supplemental information regarding oil and gas operations is presented pursuant to the disclosure requirements of SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

PRO FORMA COSTS INCURRED

The following tables reflect the costs incurred in oil and gas producing property acquisition, exploration and development activities of us, Matador and the combined company on a pro forma basis for the year ended December 31, 2002 (in thousands).

---------------------------------------------------------------------------------------------------------------
                                               TOTAL                         UNITED STATES             CANADA
                                  -------------------------------   -------------------------------   ---------
                                                        PRO FORMA                         PRO FORMA
                                  TOM BROWN   MATADOR    COMBINED   TOM BROWN   MATADOR    COMBINED   TOM BROWN
---------------------------------------------------------------------------------------------------------------
Costs incurred:
   Proved property acquisition
     costs......................   $15,878    $ 3,389   $ 19,267     $15,878    $ 3,389   $ 19,267     $    --
   Unproved property acquisition
     costs......................     9,015         --      9,015       7,601         --      7,601       1,414
   Exploration costs............    35,035      7,558     42,593      32,482      7,558     40,040       2,553
   Development costs............    94,567     65,137    159,704      85,319     65,137    150,456       9,248
                                  -----------------------------------------------------------------------------
      Total.....................  $154,495    $76,084   $230,579    $141,280    $76,084   $217,364     $13,215
---------------------------------------------------------------------------------------------------------------

The following tables set forth the changes in the net quantities of natural gas, oil and natural gas liquids reserves of us, Matador and the combined company on a pro forma basis for the year ended December 31, 2002.

---------------------------------------------------------------------------------------------------------------
                                               TOTAL                         UNITED STATES             CANADA
                                  -------------------------------   -------------------------------   ---------
                                                        PRO FORMA                         PRO FORMA
NATURAL GAS (MMCF)                TOM BROWN   MATADOR    COMBINED   TOM BROWN   MATADOR    COMBINED   TOM BROWN
---------------------------------------------------------------------------------------------------------------
Proved reserves:
   Estimated reserves at
      December 31, 2001.........   641,579    168,027    809,606     582,052    168,027    750,079      59,527
      Revisions of previous
         estimates..............    10,913    (13,593)    (2,680)      8,304    (13,593)    (5,289)      2,609
      Purchases of minerals in
         place..................    15,661      3,414     19,075      15,661      3,414     19,075          --
      Extensions and
         discoveries............    84,373     95,444    179,817      79,582     95,444    175,026       4,791
      Sales of minerals in
         place..................    (6,332)        --     (6,332)     (6,322)        --     (6,322)         --
      Production................   (72,167)   (15,130)   (87,297)    (65,781)   (15,130)   (80,911)     (6,386)
                                  -----------------------------------------------------------------------------
   Estimated reserves at
      December 31, 2002.........   674,027    238,162    912,189     613,496    238,162    851,658      60,541
                                  -----------------------------------------------------------------------------
   Proved developed reserves at
      December 31, 2002.........   507,422    133,614    641,036     451,183    133,614    614,797      56,239
                                  -----------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                               TOTAL                         UNITED STATES             CANADA
                                  -------------------------------   -------------------------------   ---------
                                                        PRO FORMA                         PRO FORMA
OIL (MBBLS)                       TOM BROWN   MATADOR    COMBINED   TOM BROWN   MATADOR    COMBINED   TOM BROWN
---------------------------------------------------------------------------------------------------------------
Proved reserves:
   Estimated reserves at
      December 31, 2001.........     6,647      5,929     12,576       5,469      5,929     11,398       1,178
      Revisions of previous
         estimates..............       898       (535)       363         580       (535)        45         318
      Purchases of minerals in
         place..................        34         40         74          34         40         74          --
      Extensions and
         discoveries............       451      2,451      2,902         193      2,451      2,644         258
      Sales of minerals in
         place..................    (1,162)        --     (1,162)     (1,162)        --     (1,162)         --
      Production................      (843)      (648)    (1,491)       (623)      (648)    (1,271)       (220)
                                  -----------------------------------------------------------------------------
   Estimated reserves at
      December 31, 2002.........     6,025      7,237     13,262       4,491      7,237     11,728       1,534
                                  -----------------------------------------------------------------------------
   Proved developed reserves at
      December 31, 2002.........     4,551      5,352      9,903       3,299      5,352      8,651       1,252
                                  -----------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                               TOTAL                         UNITED STATES             CANADA
                                  -------------------------------   -------------------------------   ---------
                                                        PRO FORMA                         PRO FORMA
NATURAL GAS LIQUIDS (MBBLS)       TOM BROWN   MATADOR    COMBINED   TOM BROWN   MATADOR    COMBINED   TOM BROWN
---------------------------------------------------------------------------------------------------------------
Proved reserves:
   Estimated reserves at
      December 31, 2001.........     8,360         --      8,360       6,634         --      6,634       1,726
      Revisions of previous
         estimates..............      (628)        --       (628)       (956)        --       (956)        328
      Purchases of minerals in
         place..................        --         --         --          --         --         --          --
      Extensions and
         discoveries............       305         --        305         186         --        186         119
      Sales of minerals in
         place..................        --         --         --          --         --         --          --
      Production................    (1,382)        --     (1,382)     (1,189)        --     (1,189)       (193)
                                  -----------------------------------------------------------------------------
   Estimated reserves at
      December 31, 2002.........     6,655         --      6,655       4,675         --      4,675       1,980
                                  -----------------------------------------------------------------------------
   Proved developed reserves at
      December 31, 2002.........     5,825         --      5,825       4,002         --      4,002       1,823
                                  -----------------------------------------------------------------------------

The following table sets forth the standardized measure of discounted future net cash flows relating to proved natural gas, oil and natural gas liquids reserves for us, Matador and the combined company on a pro forma basis as of December 31, 2002 (in thousands).

-----------------------------------------------------------------------------------------------------------------
                                        TOTAL                               UNITED STATES                CANADA
                         ------------------------------------   -------------------------------------   ---------
                                TOM                 PRO FORMA          TOM                  PRO FORMA
                              BROWN      MATADOR     COMBINED        BROWN      MATADOR      COMBINED   TOM BROWN
-----------------------------------------------------------------------------------------------------------------
Future cash flows......  $2,570,168   $1,279,885   $3,850,053   $2,243,751   $1,279,885    $3,523,636    $326,417
Future production
  costs................    (799,637)    (279,350)  (1,078,987)    (732,739)    (279,350)   (1,012,089)    (66,898)
Future development
  costs................    (186,363)    (107,251)    (293,614)    (175,085)    (107,251)     (282,336)    (11,278)
                         ----------------------------------------------------------------------------------------
Future net cash flows
  before tax...........   1,584,168      893,284    2,477,452    1,335,927      893,284     2,229,211     248,241
Future income taxes....    (451,706)    (233,146)    (684,852)    (367,271)    (233,146)     (600,417)    (84,435)
                         ----------------------------------------------------------------------------------------
Future net cash flows
  after tax............   1,132,462      660,138    1,792,600      968,656      660,138     1,628,794     163,806
Annual discount at
  10%..................    (468,454)    (345,690)    (814,144)    (405,487)    (345,690)     (751,177)    (62,967)
                         ----------------------------------------------------------------------------------------
Standardized measure of
  discounted future net
  cash flows...........    $664,008     $314,448     $978,456     $563,169     $314,448      $877,617    $100,839
                         ----------------------------------------------------------------------------------------
Discounted future net
  cash flows before
  income taxes.........    $883,353     $426,114   $1,309,467     $744,608     $426,114    $1,170,722    $138,745
                         ----------------------------------------------------------------------------------------

The following table includes the components of the changes in the standardized measure of discounted future net cash flows of us, Matador and the combined company on a pro forma basis for the year ended December 31, 2002 (in thousands).

---------------------------------------------------------------------------------------------------------
                                       TOTAL                          UNITED STATES              CANADA
                          --------------------------------   --------------------------------   ---------
                                                 PRO FORMA                          PRO FORMA
                          TOM BROWN    MATADOR    COMBINED   TOM BROWN    MATADOR    COMBINED   TOM BROWN
---------------------------------------------------------------------------------------------------------
Gas and oil sales, net
  production costs(1)...  $(145,504)  $(46,410)  $(191,914)  $(122,574)  $(46,410)  $(168,984)  $(22,930)
Net changes in
  anticipated prices and
  production costs......   325,690     147,841     473,531    265,587     147,841     413,428     60,103
Extension and
  discoveries, less
  related costs.........   112,018     152,612     264,630     95,798     152,612     248,410     16,220
Changes in estimated
  future development
  costs.................    (1,813)         --      (1,813)     2,752          --       2,752     (4,565)
Previously estimated
  development costs
  incurred..............    39,406      20,853      60,259     37,124      20,853      57,977      2,282
Net change in income
  taxes.................  (170,753)    (79,847)   (250,600)  (140,036)    (79,847)   (219,883)   (30,717)
Purchases of minerals in
  place.................    16,970       6,173      23,143     16,970       6,173      23,143         --
Sales of minerals
  in place..............   (11,383)         --     (11,383)   (11,383)         --     (11,383)        --
Accretion of discount...    50,128      15,856      65,984     42,990      15,856      58,846      7,138
Revision of quantity
  estimates.............    19,147     (25,474)     (6,327)     7,586     (25,474)    (17,888)    11,561
Changes in production
  rates and other.......   (22,594)     (3,059)    (25,653)   (20,148)     (3,059)    (23,207)    (2,446)
                          -------------------------------------------------------------------------------
Change in Standardized
  Measure...............  $211,312    $188,545    $399,857   $174,666    $188,545    $363,211    $36,646
                          -------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1) Net of hedging revenue for Tom Brown of $0.2 million on production in the United States and a $0.2 million hedging loss on Canadian production.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                               AND OPERATING DATA

The selected consolidated financial data presented below is derived from our consolidated financial statements. The selected consolidated financial data presented below for the six month periods ended June 30, 2002 and 2003 is derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The results of operations for the six months ended June 30, 2003 should not be regarded as indicative of results for the full year.

----------------------------------------------------------------------------------------------
                                                  YEAR ENDED               SIX MONTHS ENDED
                                                 DECEMBER 31,                  JUNE 30,
                                        ------------------------------   ---------------------
                                          2002       2001       2000        2003        2002
----------------------------------------------------------------------------------------------
(in thousands)
STATEMENT OF OPERATIONS DATA:
  Revenues:
      Gas, oil and natural gas liquids
         sales........................  $194,276   $274,031   $216,968   $  158,960   $ 94,930
      Gathering and processing........    20,467     23,245     18,283       10,868      9,989
      Marketing and trading...........    58,899    124,667    114,211       22,648     36,032
      Drilling........................    14,347     14,828     11,472        6,955      4,581
      Interest income and other.......     1,279     12,329      1,346        2,540      2,077
                                        ------------------------------------------------------
         Total revenues...............   289,268    449,100    362,280      201,971    147,609
                                        ------------------------------------------------------
  Costs and expenses:
      Gas and oil production..........    32,151     32,060     25,488       16,690     16,319
      Taxes on gas and oil
         production...................    16,621     21,020     22,105       13,623      8,800
      Trading.........................    53,623    122,776    108,370       21,590     35,340
      Gathering and processing
         costs........................     6,918     10,855      7,212        4,071      3,224
      Drilling operations.............    13,763     11,851      9,715        6,031      4,939
      Exploration costs...............    22,824     34,195     11,001       10,679     11,184
      Impairments of leasehold
         costs........................     5,564      5,236      3,900        2,963      2,781
      General and administrative......    18,413     22,742     11,614       10,650      9,365
      Depreciation, depletion and
         amortization.................    91,307     74,371     50,417       44,570     46,023
      Bad debts.......................     5,222      1,043        133          252        216
      Interest expense and other......     9,726      7,347      5,967        6,406      3,905
                                        ------------------------------------------------------
         Total costs and expenses.....   276,132    343,496    255,922      137,525    142,096
                                        ------------------------------------------------------
  Income (loss) before income taxes
     and cumulative effect of change
     in accounting principles.........    13,136    105,604    106,358       64,446      5,513
  Income tax (provision) benefit......    (3,210)   (38,127)   (39,780)     (22,293)    (1,129)
  Income (loss) before cumulative
     effect of change in accounting
     principles.......................     9,926     67,477     66,578       42,153      4,384
  Cumulative effect of change in
     accounting principles............   (18,103)     2,026         --         (929)   (18,103)
                                        ------------------------------------------------------
  Net (loss) income...................    (8,177)    69,503     66,578       41,224    (13,719)
  Preferred stock dividend............        --         --       (875)          --         --
                                        ------------------------------------------------------
  Net income (loss) attributable to
     common stock.....................  $ (8,177)  $ 69,503   $ 65,703   $   41,224   $(13,719)
                                        ------------------------------------------------------
  Weighted average basic number of
     common shares outstanding........    39,217     38,943     36,664       39,478     39,168
                                        ------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                  YEAR ENDED               SIX MONTHS ENDED
                                                 DECEMBER 31,                  JUNE 30,
                                        ------------------------------   ---------------------
                                          2002       2001       2000        2003        2002
----------------------------------------------------------------------------------------------
(in thousands, except per share
amounts and operating data)
Weighted average diluted number of
  common shares outstanding...........    40,327     40,227     37,897       40,487     40,425
                                        ------------------------------------------------------
Earnings (loss) per common share --
  Basic:
  Income (loss) before cumulative
     effect of change in accounting
     principles.......................    $ 0.25      $1.73      $1.79       $ 1.07     $ 0.11
  Cumulative effect of change in
     accounting principles............     (0.46)      0.05         --        (0.03)     (0.46)
                                        ------------------------------------------------------
  Net income (loss) attributable to
     common stock.....................    $(0.21)     $1.78      $1.79       $ 1.04     $(0.35)
                                        ------------------------------------------------------
Earnings (loss) per common share --
  Diluted:
  Income (loss) before cumulative
     effect of change in accounting
     principles.......................    $ 0.25      $1.68      $1.76       $ 1.04     $ 0.11
  Cumulative effect of change in
     accounting principles............     (0.45)      0.05         --        (0.02)     (0.45)
                                        ------------------------------------------------------
  Net income (loss) attributable to
     common stock.....................    $(0.20)     $1.73      $1.76       $ 1.02     $(0.34)
                                        ------------------------------------------------------
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents...........  $ 13,555   $ 15,196   $ 17,534   $   24,108   $ 18,911
  Working capital (deficit)...........    (8,887)    11,278     38,139        6,197     19,471
  Net property and equipment..........   776,485    738,526    509,762    1,238,152    772,015
  Total assets........................   850,952    844,975    629,535    1,475,055    863,121
  Long-term debt, net of current
     maturities.......................   133,172    120,570     54,000      543,652    151,815
  Total stockholders' equity..........   563,618    575,228    488,893      606,472    564,535
OPERATING DATA:
  Production:
     Natural gas (Mmcf)...............    72,167     63,824     51,199       33,764     36,639
     Crude oil (Mbbls)................       843        881        773          389        455
     Natural gas liquids (Mbbls)......     1,382      1,217      1,074          747        725
     Total production (Mmcfe).........    85,517     76,412     62,281       40,580     43,719
  Average sales prices:
     Natural gas (per Mcf):
       Price received.................    $ 2.19     $ 3.43     $ 3.46       $ 4.53     $ 2.13
       Effect of hedges...............        --       0.27         --        (0.56)        --
                                        --------   --------   --------   ----------   --------
       Net sales price................      2.19       3.71       3.46         3.97       2.13
     Crude oil (per Bbl)..............     23.41      23.09      28.05        28.80      21.45
     Natural gas liquids (per Bbl)....     12.05      14.07      16.77        18.31       9.76
     Total (per Mcfe).................      2.27       3.59       3.48         3.92       2.17
  Expenses per Mcfe:
     Lease operating..................      0.38       0.42       0.41         0.41       0.37
     Taxes on gas and oil
       production.....................      0.19       0.28       0.35         0.34       0.20
     General and administrative.......      0.22       0.30       0.19         0.26       0.21
     Depreciation, depletion and
       amortization...................      1.07       0.97       0.81         1.10       1.06

                                    BUSINESS

GENERAL

We are engaged primarily in the exploration for, and the acquisition, development, production, marketing and sale of, natural gas, natural gas liquids and crude oil in North America. Our activities are conducted principally in the Wind River and Green River basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado, the Val Verde Basin and Permian Basin of West Texas and southeastern New Mexico, the East Texas Basin and the Western Canadian Sedimentary Basin. We also, to a lesser extent, conduct exploration and development activities in other areas of the continental United States and Canada.

At December 31, 2002, our estimated proved reserves totaled 750 Bcfe, of which 76% were proved developed, and were comprised of 674 Bcf of natural gas, 6 Mmbbls of crude oil and 7 Mmbbls of natural gas liquids. Our estimated proved reserves, on an equivalent basis, were 90% natural gas, and 85% of our total estimated proved reserves were located in the Rocky Mountain region of the United States and Canada. In 2002, we achieved average net production of 234 Mmcfe per day, which implies a reserve life of approximately nine years. Our production increased 12% from 2001 to 2002, with 10% lower operating costs on a per unit basis. For the past three years, we achieved compound annual growth in production and estimated proved reserves of 20% and 13%, respectively. Over the same period, we added estimated proved reserves from all sources that were equal to 215% of our production. Our weighted average finding and development costs for the past three years were $1.29 per Mcfe.

We focus our operations in areas where we have developed significant geological and operational expertise and established critical mass through the strategic accumulation of large, contiguous acreage positions. Our 2002 year-end acreage of 2,132,000 net acres, 87% of which were undeveloped, positions us for continued growth through the drillbit and provides us with a portfolio containing high potential exploration prospects complemented by lower risk development opportunities. We seek to operate the majority of our properties in order to control the timing of capital expenditures and production.

As of December 31, 2002, pro forma for our acquisition of Matador Petroleum Corporation described below, our estimated proved reserves totaled 1.02 Tcfe, of which approximately 89% were natural gas and 73% were proved developed. Fifty-five percent of these pro forma reserves were located in the U.S. Rocky Mountain region, 8% in the Canadian Rocky Mountain region, 19% in the East Texas Basin and 18% in the Permian Basin and other areas. Pro forma 2002 net production averaged 286 Mmcfe per day.

On June 27, 2003, we acquired Matador Petroleum Corporation for $388 million, which included $267 million of cash and $121 million of assumed debt at closing. Prior to our acquisition of Matador, Union Oil Company of California, the indirect parent of the selling stockholder, owned approximately 31% of Matador's outstanding common stock. We funded the acquisition of Matador with borrowings under our credit facilities. We estimated Matador's proved reserves, as of December 31, 2002, to be 269 Bcfe, of which 85% were natural gas and 64% were proved developed. The acquisition increased our estimated equivalent proved reserves by approximately 36% (to approximately 1.02 Tcfe) and added 165,500 net acres to our leasehold position. The Matador acquisition is consistent with our strategy to pursue acquisitions that complement our core areas of activity and we expect to combine our operational and technical expertise together with our financial capability to fully exploit Matador's significant prospect inventory.

For 2002, Matador's production averaged 52 Mmcfe per day. We hedged the majority of Matador's expected natural gas production from proved developed producing reserves through 2004 by entering into a series of costless collar contracts. These contracts have a weighted average floor price of $4.53 per Mmbtu and a weighted average ceiling price of $8.63 per Mmbtu.

SUMMARY OF AREAS OF OPERATION

We have long believed in the potential of the Rocky Mountain region. Our operations in the Rockies date back to the 1975 Muddy Ridge discovery in the Wind River Basin of Wyoming. Over time we have diversified within the Rockies, adding positions in the Green River Basin of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado and the Western Canadian Sedimentary Basin of Alberta, Canada. We have also built a substantial position in the East Texas Basin and the Permian and Val Verde basins of West Texas and New Mexico.

------------------------------------------------------------------------------------------------
                                                      ESTIMATED PROVED RESERVES BY REGION (BCFE)
                                                               AS OF DECEMBER 31, 2002
                                                      ------------------------------------------
                                                                                      PRO FORMA
REGION                                                 TOM BROWN       MATADOR*       COMBINED
------------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin................................           187             --            187
  Green River Basin...............................           112             --            112
  Paradox Basin...................................           115             --            115
  Piceance Basin..................................           141             --            141
                                                      ------------------------------------------
     Total U.S. Rockies...........................           555             --            555
                                                      ------------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary Basin..............            82             --             82
SOUTHERN REGION:
  East Texas Basin................................            36            162            198
  Permian Basin...................................            68             82            150
  Gulf Coast/other................................             9             25             34
                                                      ------------------------------------------
     Total Southern Region........................           113            269            382
                                                      ------------------------------------------
          Total...................................           750            269          1,019
------------------------------------------------------------------------------------------------

* The reserve estimates for Matador were prepared by our petroleum engineering staff, which calculated 269 Bcfe of estimated proved reserves; this calculation was slightly lower than the 282 Bcfe of estimated proved reserves calculated by Matador's independent petroleum consultants.

----------------------------------------------------------------------------------------------
                                         PRODUCTION BY REGION (MMCFE PER DAY)
                                               AS OF DECEMBER 31, 2002
                                        --------------------------------------     PRO FORMA
                                                                    PRO FORMA     RESERVE LIFE
REGION                                   TOM BROWN      MATADOR      COMBINED       (YEARS)
----------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin..................            60           --            60              8.5
  Green River Basin.................            21           --            21             14.6
  Paradox Basin.....................            45           --            45              7.0
  Piceance Basin....................            33           --            33             11.7
  Other.............................             2           --             2               --
                                        ------------------------------------------------------
     Total U.S. Rockies.............           161           --           161              9.4
                                        ------------------------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary
     Basin..........................            24           --            24              9.4
                                        ------------------------------------------------------
SOUTHERN REGION:
  East Texas Basin..................            20           28            48             11.3
  Permian Basin.....................            20           21            41               10
  Gulf Coast/other..................             9            3            12              7.8
                                        ------------------------------------------------------
     Total Southern Region..........            49           52           101             10.4
                                        ------------------------------------------------------
       Total........................           234           52           286              9.8
----------------------------------------------------------------------------------------------

The following discussion focuses on areas we consider to be our core areas of operations and those that offer us the greatest opportunities for further exploration and development activities.

WIND RIVER, GREEN RIVER, PARADOX AND PICEANCE BASINS
The Wind River and Green River basins of Wyoming, the Paradox Basin of Utah and Colorado and the Piceance Basin of Colorado account for the major portion of our current and anticipated domestic exploration and development activities, with approximately 54% of our pro forma estimated proved reserves, on an equivalent basis, at December 31, 2002. Prior to the Matador acquisition, at December 31, 2002, we owned interests in 1,278 producing wells in these basins that averaged net daily production of 159 Mmcfe in 2002. We also had approximately 1,565,000 gross (1,224,000 net) developed and undeveloped acres in these basins at December 31, 2002, including option acreage of approximately 281,000 gross undeveloped (253,000 net) acres in the Wind River Basin.

In 2002, we drilled and completed 16 wells in the Wind River Basin, the majority of which were located in the Pavillion Field, where we hold a 92% working interest. In the Piceance Basin, we drilled 26 wells in 2002 (completing 25). The Piceance wells were principally drilled at our 100%-owned White River Dome coal bed methane project in western Colorado.

The Rocky Mountain region has experienced limited natural gas transportation capacity. Recognizing these restrictions, various companies have constructed or expanded existing pipelines and are continuing to add additional pipeline capacity into this area.

CANADA
The Western Canadian Sedimentary Basin accounted for approximately 8% of our pro forma estimated proved reserves, on an equivalent basis, at December 31, 2002. Our share of production from these basins averaged 24 Mmcfe per day in 2002. Prior to the Matador acquisition, at December 31, 2002, we owned interests in 252 wells and had approximately 540,000 gross (359,000 net) developed and undeveloped acres in this area. In Canada, we drilled 13 wells in 2002 (completing 12). These wells were primarily located in the Carrot Creek and Edson fields, which we operate.

EAST TEXAS BASIN
Our East Texas Basin estimated proved reserves account for approximately 19% of pro forma reserves, on an equivalent basis, as of December 31, 2002. In recent years, we have acquired approximately 80,000 net acres in the James Lime (horizontal) trend of the East Texas Basin. In 2001, we drilled seven wells in the James Lime (horizontal) trend, of which five were initially completed. This large regional play is in its early stages of development and we are working to determine its potential based upon the initial production rates and variable decline rates of the wells drilled to date.

We continue to participate in a development drilling program in the Mimms Creek Field (Bossier Sands play) in Freestone County, Texas. During 2002, 11 wells were drilled and completed under this program, where our working interests range from 50% to 63%. Since acquiring a majority interest in Mimms Creek in 1996, we have achieved significant exploitation success, increasing the estimated ultimate recovery of reserves in the field by 155% to 120 Bcfe at December 31, 2002. We anticipate applying the technology used on our Mimms Creek Field to Matador's East Texas Basin properties.

The East Texas Basin properties acquired from Matador are located in Freestone County and 10 other counties and generally consist of long-lived, stable reserves with significant development upside. Much success has come from the Freestone-Robertson trend, where we have leasehold positions in over 80,000 gross (40,000 net) acres. Production from these properties averaged 28 Mmcfe per day in 2002.

PERMIAN AND VAL VERDE BASINS
The reserves in the Permian and Val Verde basins and other regions accounted for approximately 18% of our pro forma estimated proved reserves, on an equivalent basis, at December 31, 2002. Our share of production from these basins averaged 28 Mmcfe per day in 2002. We hold between 30% to 50% working interests in approximately 46,800 gross (20,300 net) acres in the Val Verde Basin. The Permian Basin contains significant oil reserves, located primarily in the Sprayberry Field.

In the Deep Valley exploration project area of the Permian Basin, in 2002, we successfully completed a Devonian well with a 50% working interest that commenced production in June 2002 at initial rates approximating 10 Mmcfe per day, declining to 1.6 Mmcfe per day by the end of June 2003. In 2003, we have continued to drill wells and evaluate the Deep Valley project area.

The Permian Basin properties acquired from Matador are focused in the Monument-Skaggs Northwest Area (eastern Lea County), Morrow formation (southeastern New Mexico) and Amacker Tippett area (Upton County, Texas). These properties represent areas where we have substantial knowledge and operational expertise. Production from these properties averaged 21 Mmcfe per day in 2002.

OTHER BUSINESSES

We market a majority of our operated natural gas production and some third party natural gas in the Rocky Mountain region through Retex Inc., our wholly owned marketing subsidiary. Sauer Drilling Company is a wholly owned subsidiary that owns and operates nine drilling rigs in the Rocky Mountain region. Retex and Sauer provide cost savings and operational efficiencies to us by providing services that would otherwise need to be contracted through third parties.

PRODUCTION VOLUMES, UNIT PRICES AND COSTS

The following table sets forth certain information regarding our volumes of production sold and average prices received associated with our production and sales of natural gas, natural gas liquids and crude oil for each of the three years ended December 31, 2002.

-------------------------------------------------------------------------------------------------
                                                            VOLUME PRODUCTION AND AVERAGE PRICES
                                                            -------------------------------------
                                                              2002          2001          2000
-------------------------------------------------------------------------------------------------
PRODUCTION:
  Natural gas (Mmcf)....................................      72,167        63,824        51,199
  Crude oil (Mbbls).....................................         843           881           773
  Natural gas liquids (Mbbls)...........................       1,382         1,217         1,074
  Total production (Mmcfe)..............................      85,517        76,412        62,282
AVERAGE SALES PRICES:
  Natural gas (per Mcf):
     Price received.....................................     $  2.19       $  3.43       $  3.46
     Effect of hedges...................................          --          0.27            --
                                                             -------       -------       -------
     Net sales price....................................        2.19          3.71          3.46
  Crude oil (per Bbl)...................................       23.41         23.09         28.05
  Natural gas liquids (per Bbl).........................       12.05         14.07         16.77
  Total (per Mcfe)......................................        2.27          3.59          3.48

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following persons are our executive officers and directors as of September 3, 2003:

---------------------------------------------------------------------------------------------
NAME                                         AGE    POSITION
---------------------------------------------------------------------------------------------
James D. Lightner........................    51     Chairman, Chief Executive Officer and
                                                    President
Daniel G. Blanchard......................    43     Executive Vice President, Chief Financial
                                                    Officer and Treasurer
Thomas W. Dyk............................    50     Executive Vice President and Chief
                                                    Operating Officer
Peter R. Scherer.........................    46     Executive Vice President
Bruce R. DeBoer..........................    50     Vice President, General Counsel and
                                                    Secretary
Douglas R. Harris........................    49     Vice President - Operations
Rodney G. Mellott........................    46     Vice President - Land and Business
                                                    Development
Kenneth B. Butler........................    50     Director
David M. Carmichael......................    64     Director
Henry Groppe.............................    77     Director
Edward W. LeBaron, Jr. ..................    73     Director
John C. Linehan..........................    64     Director
Wayne W. Murdy...........................    59     Director
James B. Wallace.........................    74     Director
Robert H. Whilden, Jr. ..................    68     Director
---------------------------------------------------------------------------------------------

James D. Lightner joined Tom Brown in May 1999 as President. In January 2001, he was named Chief Executive Officer. He was appointed Chairman of the Board in May 2002. Mr. Lightner has been a member of the Board of Directors since 1999. He also serves as a member of the Executive Committee. Prior to joining Tom Brown, Mr. Lightner served as Vice President and General Manager of the Denver Division of EOG Resources from April 1989 through April 1999.

Daniel G. Blanchard joined Tom Brown in July 1999 as Vice President and Chief Financial Officer and was subsequently named Executive Vice President and Treasurer. From January 1999 through May 1999, Mr. Blanchard served as Assistant Treasurer with Gulf Canada Resources. He served as Treasurer and Director of Corporate Development for Forest Oil Company from September 1994 through December 1998.

Thomas W. Dyk joined Tom Brown in April 1998 as Executive Vice President and was subsequently named the company's Chief Operating Officer in 1999. Prior to joining Tom Brown, Mr. Dyk served as Regional Vice President for the Rocky Mountain Division of Burlington Resources.

Peter R. Scherer joined Tom Brown in 1982. He has held various positions, most recently Executive Vice President - General Manager, Midland division. Prior to joining Tom Brown, Mr. Scherer was employed by Amoco Oil and Gas Company.

Bruce R. DeBoer joined Tom Brown in 1997 as Vice President, General Counsel and Secretary. Prior to joining Tom Brown, he served in a similar capacity for eight years with Presidio Oil Company.

Douglas R. Harris joined Tom Brown in February 2001 as Vice President - Operations. From February 1986 through January 2001, he was employed by Burlington Resources, most recently as Vice President - Production for Burlington Resources Canada in Calgary.

Rodney G. Mellott joined Tom Brown in December 1999 as Vice President - Land and Business Development. Prior to joining Tom Brown, Mr. Mellott was employed for 15 years in various capacities by EOG Resources, Inc.

Kenneth B. Butler has been a director of Tom Brown since 2000. He is Vice President of Unocal Gulf Region USA.

David M. Carmichael has been a director of Tom Brown since 1996. He is also a director of Ensco International Inc. and a director of Natural Resource Partners L.P. Mr. Carmichael is the former Chairman of the Board, Chief Executive Officer and President of American Oil and Gas Corporation.

Henry Groppe has been a director of Tom Brown since 1989. He is a partner in the oil and gas consulting firm of Groppe, Long & Littell.

Edward W. LeBaron, Jr. has been a director of Tom Brown since 1968. He is a partner in LeBaron Ranches L.P., and was formerly a partner in the Pillsbury & Winthrop law firm.

John C. Linehan has been a director of Tom Brown since 2003. He is the retired Executive Vice President and Chief Financial Officer of Kerr-McGee Corporation.

Wayne W. Murdy has been a director of Tom Brown since 2001. He is the Chairman of the Board and Chief Executive Officer of Newmont Mining Corporation.

James B. Wallace has been a director of Tom Brown since 1992. He is a partner in Brownlie, Wallace, Armstrong and Bander Exploration. Mr. Wallace also serves as a director of Delta Petroleum Corporation.

Robert H. Whilden, Jr. has been a director of Tom Brown since 1989. He has served as Senior Vice President, General Counsel and Secretary of BMC Software, Inc. since 2000. He also serves as a director of W-H Energy Services, Inc. Prior to joining BMC Software, Mr. Whilden was a partner in the law firm of Vinson & Elkins L.L.P.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                          TO NON-UNITED STATES HOLDERS

The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986 as amended (the "Code") and regulations, rulings and decisions thereunder now in effect (or, in the case of certain United States Treasury Regulations, now in proposed form), all of which are subject to change, possibly on a retroactive basis. This summary deals only with non-United States holders that will hold our common stock as "capital assets" (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, regulated investment companies, real estate investment trusts, or persons that have a "functional currency" other than the U.S. dollar. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the common stock. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this discussion, a "non-United States holder" is a beneficial owner of common stock (other than a partnership) that for United States federal income tax purposes is not:

      --  a citizen or resident of the United States;

      -- a corporation, or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

      -- an estate whose income is subject to United States federal income taxation regardless of its source; or

      -- a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

The following discussion addresses certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-United States holder.

DIVIDENDS

We have never declared or paid and do not anticipate declaring or paying any dividends on our common stock in the near future. However, if we do pay a dividend, any dividend paid to a non-United States holder of common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an Internal Revenue Service ("IRS") Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (or in the case of an applicable tax treaty, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis. In order to obtain this exemption from withholding tax, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Dividends received by a corporate non-United States holder that are effectively connected with a trade or business conducted by such corporate non-United States holder in the United States (or, in the case of an applicable tax treaty, are attributable to a permanent establishment maintained by such non-United States holder in the United States) may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

GAIN ON DISPOSITION OF COMMON STOCK

We believe that Tom Brown, Inc. will be treated as a "United States real property holding corporation" for United States federal income tax purposes. Nonetheless, under current law and regulations, a non-United States holder generally will not be subject to United States federal income tax on any gain realized on a disposition of our common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-United States holder in the United States (or, in the case of an applicable tax treaty, is not attributable to a permanent establishment maintained by the non-United States holder in the United States), (b) in the case of a non-United States holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale or other disposition and certain other conditions are met and (c) our common stock continues to be considered regularly traded on an established securities market, and the non-United States holder does not beneficially own, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our common stock. Non-United States holders that may be treated as beneficially owning more than 5% of our common stock should consult their own tax advisors with respect to the United States tax consequences of the ownership and disposition of common stock.

FEDERAL ESTATE TAXES

Common stock owned or treated as being owned by a non-United States holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the non-United States holder. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which a non-United States holder resides pursuant to the provisions of an applicable tax treaty or exchange of information treaty.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding, unless we have actual knowledge that you are a United States person) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-United States holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a United States person, or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-United States holder's United States federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

                                  UNDERWRITING

J.P. Morgan Securities Inc. is the book-running manager of this offering. We, the selling stockholder and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc. is acting as representative of the underwriters. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we and the selling stockholder have severally agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter's name.

-------------------------------------------------------------------------
                                                                NUMBER OF
NAME                                                             SHARES
-------------------------------------------------------------------------
J.P. Morgan Securities Inc..................................    4,274,950
Wachovia Capital Markets, LLC...............................      950,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................      760,000
A.G. Edwards & Sons, Inc....................................      502,150
First Albany Corporation....................................      502,150
Goldman, Sachs & Co.........................................      502,150
Howard Weil, A division of Legg Mason Wood Walker, Inc......      502,150
Petrie Parkman & Co., Inc...................................      502,150
Raymond James and Associates, Inc...........................      502,150
RBC Dain Rauscher Inc.......................................      502,150
                                                                ---------
       Total................................................    9,500,000
-------------------------------------------------------------------------

The underwriting agreement provides that if the underwriters purchase any of the shares presented in the table above, then they must purchase all of these shares. No underwriter is obligated to purchase any shares allocated to a defaulting underwriter, except under limited circumstances set forth in the underwriting agreement.

The underwriters are offering the shares of common stock subject to the prior sale of the shares and when, as and if such shares are delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters will initially offer to sell shares to the public at the public offering price shown on the cover page of this prospectus supplement. The underwriters may sell shares to securities dealers at a discount of up to $0.618 per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After commencement of the public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to purchase from the selling stockholder up to an additional 1,425,000 shares of common stock to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus supplement. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportions as shown in the table above.

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,425,000 additional shares of our common stock.

UNDERWRITING DISCOUNTS AND COMMISSIONS

-------------------------------------------------------------------------------------------------
                                                                    WITHOUT          WITH FULL
                                                                 OVER-ALLOTMENT    OVER-ALLOTMENT
                                                    PER SHARE       EXERCISE          EXERCISE
-------------------------------------------------------------------------------------------------
Public offering price...........................     $25.75       $244,625,000      $281,318,750
Underwriting discounts and commissions..........     $ 1.03       $  9,785,000      $ 11,252,750
Proceeds to Tom Brown, before expenses..........     $24.72       $148,320,000      $148,320,000
Proceeds to the selling stockholder, before
  expenses......................................     $24.72       $ 86,520,000      $121,746,000
-------------------------------------------------------------------------------------------------

Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the common stock will not offer or sell, any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their business or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply, with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain (FSMA) with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares of our common stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

The representative has advised us, on behalf of the underwriters, that the underwriters may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 1,425,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The representative has advised us, on behalf of the underwriters, that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representative to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representative in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representative has advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and this prospectus supplement and the accompanying prospectuses online and, depending upon the particular underwriter, place orders online or through their financial advisors.

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $400,000.

We, our executive officers and directors and the selling stockholder have each agreed that, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, none of us will (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of the representative, other than the shares of common stock to be sold in this offering and any shares of common stock or any security convertible into or exercisable or exchangeable for, shares of common stock issued under existing employee stock option plans or our stockholder rights plan. In addition, our executive officers and directors and the selling stockholder have each agreed that during this 90-day period none of them will make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock without the prior written consent of the representative, in each case other than the shares of common stock to be sold by the selling stockholder in this offering. In addition, the selling stockholder is permitted to enter into certain limited block trades to gas and oil exploration, development and production companies and their affiliates.

Our common stock is listed on the NYSE under the symbol "TBI."

We and the selling stockholder have severally agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters and certain of their affiliates have performed investment banking, advisory, general financing and commercial banking services for us and our subsidiaries from time to time for which they have received customary fees and expenses. Some of the underwriters will be underwriters in our offering of senior subordinated notes. Currently, affiliates of J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are lenders under our credit facilities. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of their business.

Because we expect to use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to affiliates of the underwriters, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

                                 LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

                                    EXPERTS

The consolidated financial statements of Tom Brown, Inc. as of December 31, 2002 and for the year ended December 31, 2002 have been incorporated by reference in the accompanying prospectuses in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets in 2002, and the method of accounting for derivative instruments and hedging activities in 2001.

The consent of Arthur Andersen LLP to the inclusion of its report regarding our consolidated financial statements with respect to periods prior to 2002, incorporated in the accompanying prospectuses by reference, is omitted pursuant to Securities Act Rule 437a. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen's work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the Securities and Exchange Commission on August 31, 2002, and Arthur Andersen is thus unable to deliver a consent with respect to our financial statements. Because Arthur Andersen has not consented to the incorporation by reference of its report in the accompanying prospectuses, and because of the circumstances currently affecting Arthur Andersen, as a practical matter, that firm may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to investors under federal and state securities laws.

The consolidated financial statements of Matador Petroleum Corporation as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 included in Tom Brown, Inc.'s Form 8-K/A dated July 30, 2003 have been incorporated by reference in the accompanying prospectuses in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference in the accompanying prospectuses, and upon the authority of said firm as experts in auditing and accounting.

The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., independent petroleum engineering consultants, included or incorporated by reference in this prospectus supplement and the accompanying prospectuses have been included or incorporated by reference in reliance on the authority of said firm as experts in petroleum engineering.

                  GLOSSARY OF COMMON NATURAL GAS AND OIL TERMS

The following are definitions of terms commonly used in the natural gas and oil industry and this document.

Unless otherwise indicated in this document, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

Bcf.  One billion cubic feet of natural gas.

Bcfe. One billion cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Btu. British Thermal Unit, or the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Capital expenditures. Costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; producing property acquisitions; compression equipment; the costs of gathering systems, natural gas plants and pipelines; and other miscellaneous capital expenditures.

Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

Development well. A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory well. A well drilled to find and produce natural gas or oil in an unproved area, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir, or to extend a known reservoir.

Finding and development costs. Capital costs incurred in the acquisition, exploration and development of proved natural gas and oil reserves, divided by proved reserve additions, including revisions.

Gross acres or gross wells. The total acres or wells, as the case may be, in which we have a working interest.

Mbbls.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet of natural gas.

Mcfe. One thousand cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Mmbbls.  One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu.  One million Btus.

Mmcfe. One million cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Net acres or net wells. A net acre or well is deemed to exist when the sum of our fractional ownership working interests in gross acres or wells, as the case may be, equals one. The number of net acres or wells is the sum of the fractional working interests owned in gross acres or wells, as the case may be, expressed as whole numbers and fractions thereof.

Operator. The individual or company responsible to the working interest owners for the exploration, development and production of a natural gas or oil well or lease.

Present value of future net revenues. The present value of estimated future net revenues to be generated from the production of proved reserves, net of estimated production and ad valorem taxes, future capital costs and operating expenses, using prices and costs in effect as of the date indicated, without giving effect to federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

Recompletion. The completion of an existing well for production from a formation that exists behind the casing of the well.

Reserves. Natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Tcfe. One trillion cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Undeveloped acreage. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether or not such acreage contains proved reserves.

Working interest. An interest in a natural gas and oil lease that gives the owner of the interest the right to drill and produce natural gas and oil on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties.

PROSPECTUS

                             (TOM BROWN INC. LOGO)

                                  $500,000,000

                                TOM BROWN, INC.
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                              SECURITIES WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

                       TOM BROWN RESOURCES FUNDING CORP.
                   DEBT SECURITIES FULLY AND UNCONDITIONALLY
                         GUARANTEED BY TOM BROWN, INC.
                             ---------------------
     Tom Brown, Inc. may offer, from time to time, in one or more series:

     - unsecured senior debt securities;

     - unsecured subordinated debt securities;

     - shares of common stock;

     - shares of preferred stock;

     - depositary shares;

     - securities warrants;

     - stock purchase contracts; and

     - stock purchase units.

     From time to time, Tom Brown Resources Funding Corp. may offer and sell senior and subordinated debt securities in one or more series, consisting of notes, debentures or other evidences of indebtedness. The debt securities will be fully and unconditionally guaranteed by Tom Brown, Inc.

     The aggregate initial public offering price of all securities offered under this prospectus will not exceed $500,000,000. The securities:

     - will be offered at prices and on terms to be set forth in an accompanying prospectus supplement;

     - may be denominated in U.S. dollars or in other currencies or currency units;

     - may be offered separately or together, or in separate series; and

     - may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

     This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that contain more specific information about the offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

     You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

     Tom Brown, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "TBI."
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                    This prospectus is dated August 20, 2003

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
About Tom Brown.............................................    1
About Tom Brown Resources...................................    1
Use of Proceeds.............................................    1
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges
  and Preferred Stock Dividends.............................    2
Description of Debt Securities..............................    2
Description of Common Stock and Preferred Stock of Tom
  Brown.....................................................   13
Description of Depositary Shares of Tom Brown...............   17
Description of Securities Warrants of Tom Brown.............   19
Description of Stock Purchase Contracts and Stock Purchase
  Units of Tom Brown........................................   20
Plan of Distribution........................................   21
Legal Matters...............................................   22
Experts.....................................................   22
Where You Can Find More Information.........................   22

                             ---------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the "SEC," using a "shelf" registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to "Tom Brown" are to Tom Brown, Inc. and its subsidiaries, references to "Tom Brown Resources" are to Tom Brown Resources Funding Corp. and references to "we," "us" or "our" are to both Tom Brown and Tom Brown Resources.

                                ABOUT TOM BROWN

     Tom Brown is engaged primarily in the exploration for, and the acquisition, development, production, marketing, and sale of, natural gas, natural gas liquids and crude oil in North America. Tom Brown's activities are conducted principally in the Wind River and Green River Basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado, the Val Verde Basin and Permian Basin of west Texas and southeastern New Mexico, the east Texas Basin and the western Canadian Sedimentary Basin. Tom Brown also, to a lesser extent, conducts exploration and development activities in other areas of the continental United States and Canada.

     Tom Brown's executive offices are located at 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202, and the telephone number there is (303) 260-5000. Tom Brown maintains a website on the Internet at http://www.tombrown.com. Unless specifically incorporated by reference in this prospectus, information that you may find on the website is not part of this prospectus.

                           ABOUT TOM BROWN RESOURCES

     Tom Brown Resources is an unlimited liability company incorporated in February 2001 under the laws of Nova Scotia, Canada. Tom Brown Resources is a direct wholly owned subsidiary of Tom Brown. Any debt securities issued under this prospectus by Tom Brown Resources will be guaranteed by Tom Brown.

     The principal place of business of Tom Brown Resources is c/o Tom Brown Resources Ltd., 736 8th Avenue, SW, 7th Floor, Calgary, Alberta, Canada T2P 1H4, and the telephone number there is (403) 515-6000.

                                USE OF PROCEEDS

     Except as may otherwise be described in a prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes. These purposes may include, but are not limited to:

     - reduction or refinancing of debt or other corporate obligations;

     - acquisitions;

     - capital expenditures; and

     - working capital.

     Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Tom Brown's consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of the periods indicated are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                   1998    1999   2000    2001    2002
                                                   -----   ----   -----   -----   ----
                                                          (DOLLARS IN MILLIONS)
Ratio of earnings to fixed charges...............     --   2.86   17.49   14.42   2.64
Deficiency in the coverage of fixed charges by
  earnings before fixed charges..................  $71.4     --      --      --     --
Ratio of earnings to fixed charges and preferred
  stock dividends................................     --   1.95   14.39   14.42   2.64
Deficiency in the coverage of fixed charges and
  preferred stock dividends by earnings before
  fixed charges..................................  $74.1     --      --      --     --

---------------

     - "Earnings" consist of income (loss) before provision for income taxes and cumulative effects of changes in accounting principles, plus fixed charges (excluding capitalized interest).

     - "Fixed charges" consist of interest expense (including amortization of debt discount or premium), and the estimated interest factor attributable to rentals.

     - In 1998, the coverage deficiency was principally related to a $51.3 million impairment provision recognized on Tom Brown's investment in oil and gas properties.

     As of the date of this prospectus, there are no outstanding shares of preferred stock.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be either senior debt securities of Tom Brown or Tom Brown Resources ("Senior Debt Securities") or subordinated debt securities of Tom Brown or Tom Brown Resources ("Subordinated Debt Securities"). The Senior Debt Securities and the Subordinated Debt Securities will be issued under one or more Indentures between Tom Brown and/or Tom Brown Resources and a U.S. banking institution selected by Tom Brown and/or Tom Brown Resources, as "Trustee." Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Collectively, the Senior Indentures and the Subordinated Indentures are called "Indentures." The Debt Securities may be issued from time to time in one or more series.

     We have summarized all material provisions of the Indentures below. We have filed the forms of each Indenture with the SEC as exhibits to the registration statement of which this prospectus is a part, and you should read such documents for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of an Indenture, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

     For purposes of this section, the "Issuer" means Tom Brown, in the case of Debt Securities issued by Tom Brown, and Tom Brown Resources, in the case of Debt Securities issued by Tom Brown Resources, while the "Guarantor" means Tom Brown, in the case of Debt Securities issued by Tom Brown Resources, and has no meaning in the case of Debt Securities issued by Tom Brown.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Issuer may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Issuer will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the applicable Indenture. The Debt Securities will be the Issuer's unsecured obligations.

     The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of the Issuer's Senior Debt (as defined) as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Subordinated Debt Securities of Tom Brown will be convertible into Tom Brown's common stock as described in the prospectus supplement.

     The Debt Securities issued by Tom Brown Resources will be guaranteed by Tom Brown as described under "-- Guarantees" and in the prospectus supplement applicable to any such Debt Securities.

     The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

     (1) the title of the Debt Securities;

     (2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

     (3) any limit on the aggregate principal amount of the Debt Securities;

     (4) the Person to whom any interest on a Debt Security will be payable;

     (5) the dates on which the principal of the Debt Securities will be payable;

     (6) the rate at which the Debt Securities will bear interest, the dates from which interest shall accrue and the interest payment dates for the Debt Securities;

     (7) the places where payments on the Debt Securities will be payable;

     (8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at the Issuer's option, including any redemption provisions relating to the obligation of Tom Brown Resources or the Guarantor to pay any Additional Amounts (as defined in "-- Additional Amounts") with respect to the Debt Securities issued by Tom Brown Resources as a result of a change in the laws or regulations of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the issuance date of any Debt Securities issued by Tom Brown Resources;

     (9) any sinking fund or other provisions that would obligate the Issuer to repurchase or otherwise redeem the Debt Securities;

     (10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

     (11) whether the Debt Securities are defeasible;

     (12) any addition to or change in the Events of Default;

     (13) any addition to or change in the covenants in the Indenture applicable to any of the Debt Securities;

     (14) whether the Debt Securities are convertible into, or exchangeable for, securities or other property of the Issuer and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price and any adjustments thereto, the conversion period and other conversion provisions;

     (15) whether the Debt Securities are issued together with other securities of the Issuer or an affiliated issuer as a unit; and

     (16) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of the Issuer's Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of the Issuer's Subordinated Debt. The Subordinated Debt Securities issued by Tom Brown Resources will be guaranteed on a subordinated unsecured basis by Tom Brown, which guarantee (the "Guarantee") will be subordinated in right of payment to the prior payment in full of all of Tom Brown's Senior Debt and which Guarantee may also be senior in right of payment to all of Tom Brown's Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

     - the applicability and effect of such provisions upon any payment or distribution of the Issuer's assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which the Issuer will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

     The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

     The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

     The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under "-- Defeasance and Covenant Defeasance."

GUARANTEE

     Tom Brown will fully and unconditionally guarantee to each holder of a Debt Security issued by Tom Brown Resources and authenticated and delivered by the Trustee the due and punctual payment of the principal of, and any premium and interest on, the Debt Security, when and as it becomes due and payable, whether at maturity, upon acceleration, by call for redemption, repayment or otherwise at maturity, by acceleration, by redemption or otherwise in accordance with the terms of the Debt Securities and of the applicable Indenture.

     Tom Brown will:

     - agree that, if an Event of Default occurs under the Debt Securities, its obligations under the Guarantee will be absolute and unconditional and will be enforceable irrespective of any invalidity, irregularity or unenforceability of any series of the Debt Securities or the applicable Indenture or any supplement thereto;

     - waive its right to require the Trustee or the holders to pursue to exhaustion their legal or equitable remedies against Tom Brown Resources before exercising their rights under the Guarantee; and

     - agree to be subject to the restrictions set forth below under "-- Consolidation, Merger and Sale of Assets" as if Tom Brown was the "Issuer."

ADDITIONAL AMOUNTS

     All payments made by the Issuer under or with respect to the Debt Securities issued by Tom Brown Resources and by the Guarantor under or with respect to the Guarantee (the Issuer and the Guarantor being referred to for purposes of this paragraph, individually, as an "Obligor" and, collectively, as the "Obligors") will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (or the jurisdiction of incorporation of any successor of any Obligor) (hereunder, "Taxes"), unless the applicable Obligor or any successor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency. If any Obligor or any successor, as the case may be, is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debt Securities issued by Tom Brown Resources or the Guarantee, such Obligor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") in respect of a beneficial owner (i) with which the Issuer does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) that is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of the Debt Securities issued by Tom Brown Resources or the receipt of payments thereunder. The Obligors will also (i) make such withholding or deduction and
(ii) remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law. The Obligors will furnish to the Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment. The Obligors will, jointly and severally, indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (i) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Debt Securities or the Guarantee, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii) so that the net amount received by such Holder after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

     At least 30 days prior to each date on which any payment under or with respect to the Debt Securities issued by Tom Brown Resources is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the applicable Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable such Trustee to pay such Additional Amounts to Holders on the payment date. Whenever the applicable Indenture mentions, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any Debt Security issued by Tom Brown Resources, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     The Issuer will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the Debt Securities or any other document or instrument in relation thereto, or the receipt of any payments with respect to the Debt Securities, excluding such taxes, charges or similar levies imposed by any jurisdiction outside of Canada, the jurisdiction of incorporation of any successor of the Issuer or any jurisdiction in which a paying agent is located, and has agreed to indemnify the Holders for any such taxes paid by such Holders.

     The foregoing obligations shall survive any termination, defeasance or discharge of the applicable Indenture, and the payment of amounts owing under or with respect to the Debt Securities issued by Tom Brown Resources and the Guarantees.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in registered form, without coupons, and, unless otherwise specified in the applicable Indenture, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer in form satisfactory to the Issuer) at the office of the Security Registrar or at the office of any transfer agent designated by the Issuer for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by the Issuer for any Debt Securities will be named in the applicable prospectus supplement. (Section 305) The Issuer may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Issuer will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Issuer will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305).

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

     (1) the Depositary has notified the Issuer that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture;

     (2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Security Registrar has received a written request from the Depositary to issue certificated Debt Securities; or

     (3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

     All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 205 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that it represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Issuer, the Trustees or the agents of the Issuer or the Trustees will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Issuer may designate for such purpose from time to time, except that at the Issuer's option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indentures in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indentures in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by the Issuer for the Debt Securities of a particular series will be named in the applicable prospectus supplement. The Issuer may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Issuer will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Issuer or the Guarantor, if any, to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Issuer or the Guarantor, and the Holder of such Debt Security thereafter may look only to the Issuer or Guarantor for payment thereof. (Section 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Issuer, or the Guarantor, if any, may not consolidate with or merge into, or transfer, sell, lease or otherwise dispose of all or substantially all of its assets to, any Person (a "successor Person"), and may not permit any Person to consolidate with or merge into it, unless:

     (1) in a transaction in which the Issuer or the Guarantor is not the successor Person, the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction or, in the case of Debt Securities issued by Tom Brown Resources, under the laws of Canada or any province or territory thereof, and expressly assumes the Issuer's or the Guarantor's, as the case may be, obligations on the Debt Securities or the Guarantee, as applicable, and under the Indentures;

     (2) immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

     (3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met;

     (4) the successor Person shall be the Issuer, Guarantor or a Wholly Owned Subsidiary of the Guarantor; and

     (5) in a transaction in which the Guarantor is not the successor Person, the Guarantor confirms its obligations under the Guarantee and the applicable Indenture. (Section 801)

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

     (1) the Issuer and the Guarantor, if any, fail to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

     (2) the Issuer and the Guarantor, if any, fail to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

     (3) the Issuer and the Guarantor, if any, fail to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

     (4) the Issuer or the Guarantor, if any, fail to perform or comply with the provisions described under "-- Consolidation, Merger and Sale of Assets";

     (5) the Issuer or the Guarantor, if any, fail to perform any of its other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture; and

     (6) certain events of bankruptcy, insolvency or reorganization affecting the Issuer, any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(6) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (6) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if (1) the Issuer or the Guarantor, if any, has paid or deposited with the Trustee an amount sufficient to pay the principal of and premium on any Debt Securities of that series that have become due other than by declaration of acceleration, all overdue interest on such Debt Securities, interest on any overdue interest (if lawful), any amounts paid by the Trustee under the applicable Indenture and the reasonable compensation and expenses of the Trustee and (2) all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502) For information as to waiver of defaults, see "-- Modification and Waiver" below.

     Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section
603) Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

     (1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

     (2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

     (3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

     However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security. (Section 508)

     The Issuer and the Guarantor, if any, each will be required to furnish to each Trustee annually a statement by certain of such entity's officers as to whether or not the Issuer or the Guarantor, as the case may be, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of an Indenture may be made by the Issuer or the Guarantor, if any, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

     (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

     (2) reduce the principal amount of, or any premium or interest on, any Debt Security;

     (3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

     (4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

     (5) impair the right to institute suit for the enforcement of any payment on or any conversion right with respect to any Debt Security;

     (6) in the case of Subordinated Debt Securities, modify the subordination or conversion provisions in a manner adverse to the Holders of the Subordinated Debt Securities;

     (7) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

     (8) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

     (9) modify such provisions with respect to modification and waiver. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by the Issuer or the Guarantor, as the case may be, with certain restrictive provisions of the applicable Indenture. (Section 1009) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the applicable Indenture that cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

     (1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date;

     (2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and

     (3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

     Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1502, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, the Issuer or the Guarantor, as the case may be, will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by the Issuer or the Guarantor, as the case may be (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, the Issuer may elect, at its option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

     Defeasance and Discharge. The Indentures provide that, upon the Issuer's exercise of its option (if any) to have Section 1502 applied to any Debt Securities, the Issuer and the Guarantor will be discharged from all their respective obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) and the provisions of any Indentures of Tom Brown Resources relating to guarantees, will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such

Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

     (1) the Issuer has delivered to the applicable Trustee an Opinion of Counsel to the effect that it has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

     (2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing;

     (3) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Issuer or the Guarantor is a party or by which such party is bound;

     (4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of the Issuer's Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of the Issuer's Senior Debt and no other event of default with respect to any of the Issuer's Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

     (5) the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1502 and 1504)

     Defeasance of Certain Covenants. The Indentures provide that, upon the Issuer's exercise of its option (if any) to have the provisions of the applicable Indenture relating to covenant defeasance applied to any Debt Securities, the Issuer may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause
(5) (with respect to such restrictive covenants) and clause (6) under "Events of Default" and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, the Issuer or the Guarantor must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if the Issuer has delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and
(5) above are satisfied. If the Issuer exercises this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt

Securities upon any acceleration resulting from such Event of Default. In such case, the Issuer or the Guarantor, as the case may be, would remain liable for such payments. (Sections 1503 and 1504)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     The Issuer, the Guarantor, if any, the Trustees and any agent of the Issuer, the Guarantor, if any, or a Trustee may treat the Person in whose name a Debt Security is registered as the owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

TRUSTEES

     The Issuer may maintain banking and other commercial relationships with any Trustee and its affiliates in the ordinary course of business and any Trustee may own debt securities and serve as Trustee under the Issuer's other indentures.

GOVERNING LAW

     The Indentures, the Guarantees and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (Section
112)

          DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK OF TOM BROWN

     Tom Brown's authorized capital stock currently consists of 55,000,000 shares of common stock, $.10 par value per share, and 2,500,000 shares of preferred stock, $.10 par value per share. We have summarized all material information relating to Tom Brown's capital stock. For a detailed description, reference is made to Tom Brown's certificate of incorporation.

COMMON STOCK

     Tom Brown's common stock is traded on the New York Stock Exchange under the symbol "TBI." As of August 20, 2003, 39,564,497 shares of common stock were issued and held of record by approximately 1,727 holders.

     Holders of shares of Tom Brown's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the election of directors. Holders of common stock have no preemptive rights and are entitled to such dividends as may be declared by Tom Brown's board of directors out of legally available funds. The common stock is not entitled to any sinking fund, redemption or conversion provisions. If Tom Brown liquidates, dissolves, or winds up its business, the holders of common stock will be entitled to share ratably in Tom Brown's net assets remaining after the payment of all creditors and the liquidation preferences of any preferred stock. The outstanding shares of common stock are, and additional shares of common stock that Tom Brown issues will be, fully paid and non-assessable. Tom Brown has never paid any cash dividends and does not intend to pay any cash dividends on the common stock in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock, as well as the rights agent under Tom Brown's rights plan, is EquiServe Trust Company, N.A.

PREFERRED STOCK

     The prospectus supplement will specify any terms of any series of Tom Brown's preferred stock offered by it including:

     - the series, the number of shares offered and the liquidation value of the preferred stock,

     - the price at which the preferred stock will be issued,

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

     - the liquidation preference of the preferred stock,

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

     - whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange, and

     - any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or will incorporate it by reference.

     Tom Brown's certificate of incorporation authorizes Tom Brown's board to issue up to 2,500,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as Tom Brown's board of directors may determine. These provisions, alone or in combination with each other and with the stockholder rights plan described below, may discourage transactions involving actual or potential changes of control of Tom Brown, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock.

SPECIAL PROVISIONS OF TOM BROWN'S CERTIFICATE OF INCORPORATION AND DELAWARE LAW

     Tom Brown's certificate of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control of Tom Brown. These provisions, among other things, provide for noncumulative voting in the election of directors, impose certain procedural requirements on stockholders who wish to make nomination for the election of directors or propose other actions at stockholders' meetings and two-thirds voting requirements for the amendment of certain provisions of Tom Brown's bylaws.

     Tom Brown's certificate of incorporation limits the liability of Tom Brown's directors (in their capacity as directors but not in their capacity as officers) to Tom Brown or its stockholders. Specifically, Tom Brown's directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for (a) any breach of the director's duty of loyalty to Tom Brown or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit. In addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, a director will not be liable to the fullest extent permitted by any amendment to the Delaware General Corporation Law hereafter enacted that further limits the liability of a director.

     Tom Brown's bylaws and certificate of incorporation provide that Tom Brown shall indemnify its officers, directors, employees and agents to the full extent permitted by law only if such indemnification with respect to any particular proceeding is authorized by Tom Brown's board of directors. In addition, Tom Brown may pay expenses incurred in defending any proceeding in advance of its final disposition if the indemnified person undertakes to repay all amounts advanced if it should ultimately be determined that such person was not entitled to indemnification.

     Section 145 of the Delaware General Corporation Law, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any suit or proceeding (other than an action by or in the right of the corporation) because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Similarly, indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any pending, completed or threatened action or suit by or in the right of a corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him.

     Tom Brown is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the corporation's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock.

STOCKHOLDER RIGHTS PLAN

     Tom Brown has a stockholder rights plan.

     Under the rights plan, each right entitles the registered holder to purchase from Tom Brown one-hundredth of a share of Tom Brown's Series B Preferred Stock, $.10 par value (the "preferred shares"), at a price of $120 per one one-hundredth of a preferred share, subject to adjustment.

     Until the distribution date, the rights will be evidenced by the certificates representing Tom Brown's common stock.

     The rights will separate from the common stock, or a distribution date will occur, upon the earlier of:

     - 10 business days following a public announcement that a person or group of affiliated or associated persons acquired beneficial ownership of 15% or more of Tom Brown's outstanding common stock (an "acquiring person"), subject to certain exceptions set forth in the rights plan, or

     - 10 business days following the commencement or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Tom Brown's common stock.

     Until the distribution date, the rights will be transferred with and only with Tom Brown's common stock. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of Tom Brown's common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

     The rights are not exercisable until the distribution date. The rights will expire on March 1, 2011, unless the expiration date is extended or unless the rights are earlier redeemed as described below.

     The preferred shares purchasable upon exercise of the rights will be nonredeemable. Each preferred share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared on Tom Brown's common stock. In the event of liquidation, the holders of the preferred shares will receive a preferential liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each preferred share will have one hundred votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock.

     Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

     The purchase price and the number of preferred shares or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution.

     If, after any person becomes an acquiring person, Tom Brown was acquired in a merger or other business combination transaction or more than 50% of Tom Brown's consolidated assets, earning power or cash flow generation capacity were sold, proper provision will be made so that each holder of a right will thereafter have the right to receive upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value of two times the purchase price of the right.

     In the event any person becomes an acquiring person, each right then outstanding would "flip-in" and become a right to buy that number of shares of common stock that at the time of such acquisition would have a market value of two times the exercise price of the right. The acquiring person who triggered the rights would be excluded from the "flip-in" because his rights would have become void upon his triggering acquisition.

     At anytime after a person has become an acquiring person and the acquiring person owns less than 50% of Tom Brown's voting shares then outstanding, Tom Brown's board of directors would have the option to issue shares of common stock in exchange for the rights (other than rights owned by the acquiring person, which would be void) at the rate of one share for each right.

     At any time prior to a person becoming an acquiring person, Tom Brown's board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right subject to adjustment. Immediately upon the action of Tom Brown's board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The terms of the rights may be amended by Tom Brown's board of directors without the consent of the holders of the rights. However, from and after the date that any person becomes an acquiring person, the rights may be amended by Tom Brown's board of directors solely in order (1) to cure any ambiguity, (2) to correct or supplement any defective or otherwise inconsistent provision in the rights plan, (3) subject to certain restrictions, to shorten or lengthen any time period or (4) to otherwise change or supplement the rights plan in a manner that does not adversely affect the interests of the holders of the rights (other than an acquiring person or an affiliate or associate of an acquiring person). The amendment provision of the rights plan provides that the 15% threshold can be lowered to not less than 10%; provided, however, that no person who then beneficially owns a number of shares of common stock equal to or greater than the reduced threshold shall be an acquiring person unless such person acquires additional shares.

                 DESCRIPTION OF DEPOSITARY SHARES OF TOM BROWN

GENERAL

     Tom Brown may offer fractional shares of preferred stock, rather than full shares of preferred stock. If Tom Brown decides to offer fractional shares of preferred stock, Tom Brown will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. A prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between Tom Brown and a depositary that is a bank or trust company that meets certain requirements and is selected by Tom Brown. Each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized all material provisions of the deposit agreement and the depositary receipts. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC on a Current Report on Form 8-K prior to Tom Brown's offering of the depositary shares, and you should read such documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If Tom Brown pays a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. If, however, the depositary determines that it is not feasible to make the distribution of property, the depositary may, with Tom Brown's approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

REDEMPTION OF DEPOSITARY SHARES

     If Tom Brown redeems a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the depositary as to how to vote the preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and Tom Brown will take all action that the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the depositary and Tom Brown. Any amendment that materially and adversely alters the rights of the holders of depositary shares will not, however, be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or Tom Brown only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of Tom Brown and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     Tom Brown will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Tom Brown will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from Tom Brown that are delivered to the depositary and that Tom Brown is required to furnish to the holders of the preferred stock.

     Neither Tom Brown nor the depositary will be liable if Tom Brown is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of the depositary and Tom Brown under the deposit agreement will be limited to performance in good faith of their duties thereunder, and Tom Brown will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Tom Brown may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to Tom Brown of its election to do so, and Tom Brown may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

                DESCRIPTION OF SECURITIES WARRANTS OF TOM BROWN

     Tom Brown may issue securities warrants for the purchase of debt securities, preferred stock, depositary shares, common stock or other securities. Securities warrants may be issued independently or together with debt securities, preferred stock, depositary shares, common stock or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between Tom Brown and a bank or trust company, as warrant agent, all as set forth in a prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as Tom Brown's agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

     We have summarized all material provisions of the securities warrant agreements. A form of the applicable securities warrant agreement will be filed with the SEC on Form 8-K prior to any offering of the applicable warrants, and you should read such document for provisions that may be important to you. A prospectus supplement relating to a particular issue of securities warrants will contain the terms of and information relating to that issue of securities warrants, including, where applicable:

     - the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

     - the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     - the number of shares and series of preferred stock or depositary shares purchasable upon the exercise of securities warrants to purchase preferred stock or depositary shares and the price at which such number of shares of such series of preferred stock or depositary shares may be purchased upon such exercise;

     - the designation and number of units of other securities purchasable upon the exercise of securities warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

     - the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

     - United States federal income tax consequences applicable to such securities warrants;

     - the amount of securities warrants outstanding as of the most recent practicable date; and

     - any other terms of such securities warrants.

     Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with a prospectus supplement relating to the particular issue of securities warranties.

     Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock, preferred stock, depositary shares or other securities at such exercise price as shall in each case be set forth in, or calculable from, a prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by Tom Brown, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in a prospectus supplement relating to such securities warrants.

     Prior to the exercise of any securities warrants to purchase debt securities, common stock, preferred stock, depositary shares or other securities, holders of such securities warrants will not have any of the rights of holders of debt securities, common stock, preferred stock, depositary shares or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in any applicable indenture, or to receive payments of dividends, if any, on the common stock, preferred stock or depositary shares purchasable upon such exercise, or to exercise any applicable right to vote.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                     AND STOCK PURCHASE UNITS OF TOM BROWN

     Tom Brown may issue stock purchase contracts, including contracts obligating holders to purchase from Tom Brown, and obligating Tom Brown to sell to holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as "stock purchase contracts." The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the securities under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require Tom Brown to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. In addition, the applicable prospectus supplement will set forth:

     - the names of the selling stockholders;

     - the number of shares of common stock held by each of the selling stockholders;

     - the percentage of the outstanding common stock held by each of the selling stockholders; and

     - the number of shares of common stock offered by each of the selling stockholders.

Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     Any of the securities that may be offered by us pursuant to this prospectus may be sold in or outside the United States through underwriters or dealers, agents or directly to one or more purchasers, including Tom Brown's existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include, to the extent required, the following information:

     - the terms of the offering;

     - the names of any underwriters, dealers or agents;

     - the name or names of any managing underwriter or underwriters;

     - the purchase price of the securities from us;

     - the net proceeds to us from the sale of the securities;

     - any delayed delivery arrangements;

     - any underwriting discounts, commissions and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any commissions paid to agents.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change, from time to time, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

     We may sell the securities directly. In this case, no underwriters or agents would be involved. Tom Brown may sell securities upon the exercise of rights that Tom Brown may issue to its securityholders. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

     We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us, at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., Houston, Texas, has acted as our counsel in connection with this offering and has issued a preliminary opinion regarding the validity of the issuance of the securities offered by this prospectus. Stewart McKelvey Stirling Scales, Halifax, Nova Scotia, Canada, has issued a preliminary opinion regarding the debt securities offered by Tom Brown Resources with this prospectus. Both opinions are exhibits to the registration statement of which this prospectus forms a part. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

                                    EXPERTS

     The consolidated financial statements of Tom Brown, Inc. as of December 31, 2002, and for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002, consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets in 2002, and the method of accounting for derivative instruments and hedging activities in 2001.

     The consent of Arthur Andersen LLP to the inclusion of its report regarding the consolidated financial statements of Tom Brown with respect to periods prior to 2002, incorporated in this prospectus and elsewhere in this registration statement by reference, is omitted pursuant to the Securities Act Rule 437a. In June of 2002, Arthur Andersen LLP was convicted of obstructing justice, which is a felony offense. The SEC prohibits firms convicted of a felony from auditing public companies. Arthur Anderson LLP is thus unable to deliver a consent with respect to such financial statements. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

     The estimated reserve evaluations and related calculations, which were prepared by our petroleum engineering staff and reviewed by Ryder Scott Company, L.P., independent petroleum engineering consultants, incorporated by reference in this prospectus have been incorporated by reference in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a joint registration statement with the SEC; however, we did not include separate financial statements of Tom Brown Resources in this prospectus because:

     - all of the voting rights of Tom Brown Resources are owned by Tom Brown directly, and Tom Brown files regular reports with the SEC;

     - Tom Brown Resources has no operations other than transferring funds to Tom Brown's subsidiaries; and

     - Tom Brown will fully and unconditionally guarantee Tom Brown Resources' obligations and the rights of holders.

     Each time we offer to sell securities, whether by Tom Brown or Tom Brown Resources, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including any guarantees. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with the applicable prospectus supplement, will include or refer you to all material information relating to each offering.

     Tom Brown files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-31308). Tom Brown's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy at prescribed rates any document Tom Brown files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

     Tom Brown Resources is not required to file periodic and other documents under the Securities Exchange Act of 1934. Tom Brown does not intend to include in its consolidated financial statements any separate financial information regarding Tom Brown Resources. Also, in view of Tom Brown's guarantees, Tom Brown Resources does not intend to furnish holders of its debt securities with separate financial statements or other reports.

     Tom Brown's common stock is listed on the New York Stock Exchange under the symbol "TBI." Tom Brown's reports, proxy statements and other information may be read and copied at the NYSE at 20 Broad Street, 7th Floor, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information Tom Brown files with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that Tom Brown files later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents Tom Brown subsequently files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities described in this prospectus or we terminate this offering:

     - Tom Brown's annual report on Form 10-K, as amended, for the year ended December 31, 2002, filed with the SEC on August 5, 2003;

     - Tom Brown's quarterly report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003;

     - Tom Brown's quarterly report on Form 10-Q, as amended, for the quarter ended March 31, 2003, filed with the SEC on August 5, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on August 14, 2003;

     - Tom Brown's current report on Form 8-K, as amended, filed with the SEC on August 1, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on July 11, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on July 7,
       2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on June 18, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on May 16,
       2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on May 9,
       2003;

     - Tom Brown's current reports on Forms 8-K, filed with the SEC on February 25, 2003; and

     - the description of Tom Brown's common stock and attached preferred share purchase rights contained in Tom Brown's Form 8-A registration statement, filed with the SEC on April 29, 2002.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling the following number:

                                Tom Brown, Inc.
                         Attention: Corporate Secretary
                             555 Seventeenth Street
                                   Suite 1850
                                Denver, Colorado
                                 (303) 260-5000

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

PROSPECTUS

                             (TOM BROWN INC. LOGO)

                                TOM BROWN, INC.

                                5,800,000 SHARES

                                  COMMON STOCK

                             ---------------------

     This prospectus relates to the offer and sale from time to time of up to an aggregate of 5,800,000 shares of our common stock for the account of the selling stockholder referred to in this prospectus. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. Our common stock is listed on the New York Stock Exchange under the symbol "TBI."

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                   This prospectus is dated August 20, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
About Tom Brown.............................................    1
Use of Proceeds.............................................    1
Description of Common Stock and Preferred Stock.............    1
Selling Stockholder.........................................    5
Plan of Distribution........................................    6
Legal Matters...............................................    8
Experts.....................................................    8
Where You Can Find More Information.........................    8

                             ---------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we and one of our subsidiaries filed with the Securities and Exchange Commission, which we refer to as the "SEC," using a "shelf" registration process. Under this shelf registration process, the selling stockholder may, over time, offer and sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock the selling stockholder may offer. If required, each time the selling stockholder offers common stock, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to "Tom Brown," "we," "us" or "our" are to Tom Brown, Inc. and its subsidiaries.

                                ABOUT TOM BROWN

     Tom Brown is engaged primarily in the exploration for, and the acquisition, development, production, marketing, and sale of, natural gas, natural gas liquids and crude oil in North America. Our activities are conducted principally in the Wind River and Green River Basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado, the Val Verde Basin and Permian Basin of west Texas and southeastern New Mexico, the east Texas Basin and the western Canadian Sedimentary Basin. We also, to a lesser extent, conduct exploration and development activities in other areas of the continental United States and Canada.

     Our executive offices are located at 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202, and the telephone number there is (303) 260-5000. We maintain a website on the Internet at http://www.tombrown.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.

                                USE OF PROCEEDS

     This prospectus relates to the offer and sale from time to time of up to an aggregate of 5,800,000 shares of common stock for the account of the selling stockholder referred to in this prospectus. We will not receive any proceeds from the sale of any shares of common stock by the selling stockholder.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

     Our authorized capital stock currently consists of 55,000,000 shares of common stock, $.10 par value per share, and 2,500,000 shares of preferred stock, $.10 par value per share. We have summarized all material information relating to our capital stock. For a detailed description, reference is made to our certificate of incorporation.

COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "TBI." As of August 20, 2003, 39,564,497 shares of common stock were issued and held of record by approximately 1,727 holders.

     Holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the election of directors. Holders of common stock have no preemptive rights and are entitled to such dividends as may be declared by our board of directors out of legally available funds. The common stock is not entitled to any sinking fund, redemption or conversion provisions. If we liquidate, dissolve, or wind up our business, the holders of common stock will be entitled to share ratably in our net assets remaining after the payment of all creditors and the liquidation preferences of any preferred stock. The outstanding shares of common stock are, and additional shares of common stock that we issue will be, fully paid and non-assessable. We have never paid any cash dividends and do not intend to pay any cash dividends on the common stock in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock, as well as the rights agent under our rights plan, is EquiServe Trust Company, N.A.

PREFERRED STOCK

     Our certificate of incorporation authorizes our board to issue up to 2,500,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as our board of directors may determine. These provisions, alone or in combination with each other and with the stockholder rights plan described below, may discourage transactions involving actual or potential changes of control of Tom Brown, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock.

SPECIAL PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW

     Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control of Tom Brown. These provisions, among other things, provide for noncumulative voting in the election of directors, impose certain procedural requirements on stockholders who wish to make nomination for the election of directors or propose other actions at stockholders' meetings and two-thirds voting requirements for the amendment of certain provisions of our bylaws.

     Our certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for (a) any breach of the director's duty of loyalty to Tom Brown or our stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit. In addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, a director will not be liable to the fullest extent permitted by any amendment to the Delaware General Corporation Law hereafter enacted that further limits the liability of a director.

     Our bylaws and certificate of incorporation provide that we shall indemnify our officers, directors, employees and agents to the full extent permitted by law only if such indemnification with respect to any particular proceeding is authorized by our board of directors. In addition, we may pay expenses incurred in defending any proceeding in advance of its final disposition if the indemnified person undertakes to repay all amounts advanced if it should ultimately be determined that such person was not entitled to indemnification.

     Section 145 of the Delaware General Corporation Law, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any suit or proceeding (other than an action by or in the right of the corporation) because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Similarly, indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any pending, completed or threatened action or suit by or in the right of a corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the corporation's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock.

STOCKHOLDER RIGHTS PLAN

     We have a stockholder rights plan.

     Under the rights plan, each right entitles the registered holder to purchase from us one-hundredth of a share of our Series B Preferred Stock, $.10 par value (the "preferred shares"), at a price of $120 per one one-hundredth of a preferred share, subject to adjustment.

     Until the distribution date, the rights will be evidenced by the certificates representing our common stock.

     The rights will separate from the common stock, or a distribution date will occur, upon the earlier of:

     - 10 business days following a public announcement that a person or group of affiliated or associated persons acquired beneficial ownership of 15% or more of our outstanding common stock (an "acquiring person"), subject to certain exceptions set forth in the rights plan, or

     - 10 business days following the commencement or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common stock.

     Until the distribution date, the rights will be transferred with and only with our common stock. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

     The rights are not exercisable until the distribution date. The rights will expire on March 1, 2011, unless the expiration date is extended or unless the rights are earlier redeemed as described below.

     The preferred shares purchasable upon exercise of the rights will be nonredeemable. Each preferred share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared on our common stock. In the event of liquidation, the holders of the preferred shares will receive a preferential liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each preferred share will have one hundred votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock.

     Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

     The purchase price and the number of preferred shares or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution.

     If, after any person becomes an acquiring person, we were acquired in a merger or other business combination transaction or more than 50% of our consolidated assets, earning power or cash flow generation capacity were sold, proper provision will be made so that each holder of a right will thereafter have the right to receive upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value of two times the purchase price of the right.

     In the event any person becomes an acquiring person, each right then outstanding would "flip-in" and become a right to buy that number of shares of common stock that at the time of such acquisition would have a market value of two times the exercise price of the right. The acquiring person who triggered the rights would be excluded from the "flip-in" because his rights would have become void upon his triggering acquisition.

     At anytime after a person has become an acquiring person and the acquiring person owns less than 50% of our voting shares then outstanding, our board of directors would have the option to issue shares of common stock in exchange for the rights (other than rights owned by the acquiring person, which would be void) at the rate of one share for each right.

     At any time prior to a person becoming an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right subject to adjustment. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The terms of the rights may be amended by our board of directors without the consent of the holders of the rights. However, from and after the date that any person becomes an acquiring person, the rights may be amended by our board of directors solely in order (1) to cure any ambiguity, (2) to correct or supplement any defective or otherwise inconsistent provision in the rights plan,
(3) subject to certain restrictions, to shorten or lengthen any time period or
(4) to otherwise change or supplement the rights plan in a manner that does not adversely affect the interests of the holders of the rights (other than an acquiring person or an affiliate or associate of an acquiring person). The amendment provision of the rights plan provides that the 15% threshold can be lowered to not less than 10%; provided, however, that no person who then beneficially owns a number of shares of common stock equal to or greater than the reduced threshold shall be an acquiring person unless such person acquires additional shares.

                              SELLING STOCKHOLDER

     On July 14, 2003, we received notice from Chicago Carbon Company, the selling stockholder, that Chicago Carbon was exercising certain of its rights under the stock rights agreement described below by requesting that we register under the registration statement of which this prospectus is a part all shares of Tom Brown common stock held by Chicago Carbon. Accordingly, this prospectus relates to the offer and sale of up to 5,800,000 shares of our common stock by the selling stockholder and certain of its donees, pledgees, transferees and successors-in-interest.

     The following table sets forth certain information with respect to the beneficial ownership of our common stock by the selling stockholder as of August 20, 2003. Beneficial ownership is calculated based on 39,564,497 shares of our common stock outstanding as of August 20, 2003.

                                                      SHARES OWNED          SHARES OWNED
                                        SHARES       BEFORE OFFERING     AFTER OFFERING(1)
                                        OFFERED    -------------------   ------------------
NAME OF SELLING STOCKHOLDER             HEREBY      NUMBER     PERCENT   NUMBER    PERCENT
---------------------------            ---------   ---------   -------   -------   --------
Chicago Carbon.......................  5,800,000   5,800,000   14.65%       --         --

---------------

(1) Assumes the sale of all shares of common stock offered by this prospectus and no other purchases or sales of our common stock by the selling stockholder. If the selling stockholder does not sell all of the shares of common stock offered by this prospectus, actual ownership after the offering will be higher than this table reflects.

     We, Union Oil Company of California and Chicago Carbon, an indirect, wholly owned subsidiary of Union Oil Company, are parties to a stock ownership and registration rights agreement, dated as of June 29, 1999 and amended as of September 30, 1999. The stock rights agreement affords Chicago Carbon certain rights, including the right to: (i) require us to undertake, from time to time, the registration with the SEC of some or all of the shares of common stock Chicago Carbon owns, subject to customary limitations as set forth in the stock rights agreement; (ii) request that some or all of the shares of common stock owned by Chicago Carbon be included with other shares of common stock that we propose to register with the SEC, whether such registration relates to a primary or secondary offering or an offering of shares of common stock under a universal shelf registration statement, subject to customary limitations as set forth in the stock rights agreement; and (iii) acquire as many shares of common stock as may be required to maintain Chicago Carbon's then current ownership percentage if we sell or transfer additional shares of common stock that would otherwise dilute that percentage.

     Pursuant to the stock rights agreement, Union Oil Company is currently entitled to appoint one of our directors; Union Oil Company's current designated director is Mr. Kenneth Butler.

     We will pay all expenses incurred in connection with the registration of the common stock owned by Chicago Carbon, excluding underwriting discounts and commissions.

                              PLAN OF DISTRIBUTION

     The selling stockholder may offer and sell shares of our common stock from time to time with this prospectus. We will not receive any of the proceeds of the sales of these shares.

WHO MAY SELL AND APPLICABLE RESTRICTIONS

     The selling stockholder may offer and sell shares with this prospectus directly to purchasers. The selling stockholder may donate, pledge or otherwise transfer its shares to any person so long as the transfer complies with applicable securities laws. As a result, donees, pledgees, transferees and other successors in interest that receive such shares as a gift, distribution or other non-sale related transfer may offer shares of common stock under this prospectus.

     The selling stockholder may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholder (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions may be in excess of those customary in the type of transaction involved. Any brokerage commissions and similar selling expenses attributable to the sale of shares covered by this prospectus will be borne by the selling stockholder. To comply with some state securities laws, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers.

     The selling stockholder and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent may be deemed underwriting discounts and commissions under the Securities Act of 1933.

PROSPECTUS DELIVERY

     A prospectus supplement or a post-effective amendment may be filed with the SEC to disclose additional information with respect to the distribution of the shares. In particular, if we receive notice from the selling stockholder that a donee, pledgee, transferee or other successor intends to sell more than 500 shares of our common stock, or that the selling stockholder has entered into a material arrangement with an underwriter or broker-dealer for the sale of shares covered by this prospectus, then to the extent required we will file a supplement to this prospectus.

MANNER OF SALES

     The selling stockholder may act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on the New York Stock Exchange or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

     The shares may be sold according to one or more of the following methods:

     - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

     - an exchange distribution under the rules of the exchange;

     - face-to-face transactions between sellers and purchasers without a broker-dealer;

     - transactions directly with a market-maker;

     - through the writing of options; and

     - any other method permitted pursuant to applicable law.

     In addition, the selling stockholder may generally enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. The selling stockholder may, for example:

     - enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with the selling stockholder;

     - sell shares short and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with its short positions;

     - write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which it settles through delivery of the shares;

     - enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

     - loan or pledge the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

     These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

     If a material arrangement with any broker-dealer or other agent is entered into for the sale of any shares of common stock through a block trade, special offering, exchange distribution, secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if necessary, pursuant to Rule 424(b) under the Securities Act disclosing the material terms and conditions of these arrangements.

     The selling stockholder may also sell its shares in accordance with Rule 144 under the Securities Act, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.

     Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to common stock for five business days prior to the start of the distribution. In addition, the selling stockholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling stockholder or any other person.

INDEMNIFICATION

     The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., Houston, Texas, has issued a preliminary opinion regarding the validity of the issuance of the shares of common stock offered by this prospectus, which opinion is an exhibit to the registration statement of which this prospectus forms a part. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

                                    EXPERTS

     The consolidated financial statements of Tom Brown, Inc. as of December 31, 2002, and for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002, consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets in 2002, and the method of accounting for derivative instruments and hedging activities in 2001.

     The consent of Arthur Andersen LLP to the inclusion of its report regarding the consolidated financial statements of Tom Brown with respect to periods prior to 2002, incorporated in this prospectus and elsewhere in this registration statement by reference, is omitted pursuant to the Securities Act Rule 437a. In June of 2002, Arthur Andersen LLP was convicted of obstructing justice, which is a felony offense. The SEC prohibits firms convicted of a felony from auditing public companies. Arthur Anderson LLP is thus unable to deliver a consent with respect to such financial statements. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

     The estimated reserve evaluations and related calculations, which were prepared by our petroleum engineering staff and reviewed by Ryder Scott Company, L.P., independent petroleum engineering consultants, incorporated by reference in this prospectus have been incorporated by reference in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-31308). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy at prescribed rates any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

     Our common stock is listed on the New York Stock Exchange under the symbol "TBI." Our reports, proxy statements and other information may be read and copied at the NYSE at 20 Broad Street, 7th Floor, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities described in this prospectus are sold or this offering is terminated:

     - our annual report on Form 10-K, as amended, for the year ended December 31, 2002, filed with the SEC on August 5, 2003;

     - our quarterly report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003;

     - our quarterly report on Form 10-Q, as amended, for the quarter ended March 31, 2003, filed with the SEC on August 5, 2003;

     - our current report on Form 8-K, filed with the SEC on August 14, 2003;

     - our current report on Form 8-K, as amended, filed with the SEC on August 1, 2003;

     - our current report on Form 8-K, filed with the SEC on July 11, 2003;

     - our current report on Form 8-K, filed with the SEC on July 7, 2003;

     - our current report on Form 8-K, filed with the SEC on June 18, 2003;

     - our current report on Form 8-K, filed with the SEC on May 16, 2003;

     - our current report on Form 8-K, filed with the SEC on May 9, 2003;

     - our current reports on Forms 8-K, filed with the SEC on February 25, 2003; and

     - the description of our common stock and attached preferred share purchase rights contained in our Form 8-A registration statement, filed with the SEC on April 29, 2002.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling the following number:

                                Tom Brown, Inc.
                         Attention: Corporate Secretary
                             555 Seventeenth Street
                                   Suite 1850
                                Denver, Colorado
                                 (303) 260-5000

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

                                9,500,000 SHARES

                             (TOM BROWN, INC. LOGO)

                                TOM BROWN, INC.

                                  COMMON STOCK

                             PROSPECTUS SUPPLEMENT

September 10, 2003